Exhibit 3
Annual
Information Form
Sun Life Financial Inc.
For the Year Ended December 31, 2008
February 11, 2009
Life’s brighter under the sun

ANNUAL INFORMATION FORM 2008
Presentation of Information
In this Annual Information Form (AIF), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”.
Unless otherwise indicated, all information in this AIF is presented as at and for the year ended December 31, 2008, and amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI).
Documents Incorporated by Reference
The following documents are incorporated by reference in and form part of this AIF:
(i)	SLF Inc.’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2008, and

(ii)	SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) for the year ended December 31, 2008.
These documents have been filed with securities regulators in Canada and with the United States Securities and Exchange Commission (SEC) and may be accessed at www.sedar.com and www.sec.gov, respectively.
Forward-looking Statements
Certain statements contained in this AIF, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value of SLF Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in this AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk-mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures; and the potential for financial loss related to changes in the environment. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

ANNUAL INFORMATION FORM 2008
Table of Contents

			Consolidated
		Management’s	Financial
	Annual	Discussion &	Statements
	Information Form	Analysis	and Notes

Corporate Structure	2

General Development of the Business	3		18

Business of Sun Life Financial
General Summary	4	6	3-7
Business Performance		20	3-7
Investments		28	21
Risk Management		48	25

Capital Structure
General Description	5
Constraints	7
Market for Securities	7
Sales of Unlisted Securities	8

Dividends	8	57	5

Transfer Agent and Registers	11

Directors and Executive Officers	12

Interests of Experts	17

Regulatory Matters	17

Risk Factors	25

Legal and Regulatory Proceedings	36	60

Additional Information	36

Appendices
A — Charter of Audit Committee	37
B — Policy Restricting the Use of External Auditors	40

Sun Life Financial Inc. | sunlife.com	1

ANNUAL INFORMATION FORM 2008
Corporate Structure
Incorporation
Sun Life Financial Inc. (SLF Inc.) was incorporated under the Insurance Companies Act, Canada (the Insurance Act) on August 5, 1999, for the purpose of becoming the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) following its demutualization.
Sun Life Assurance was incorporated in 1865 as a stock insurance company and was converted into a mutual insurance company in 1962. On March 22, 2000, Sun Life Assurance implemented a plan of demutualization under which it converted back to a stock company pursuant to Letters Patent of Conversion issued under the Insurance Act. Under its plan of demutualization, Sun Life Assurance became a wholly-owned subsidiary of SLF Inc.
Sun Life Financial’s head and registered office is located at 150 King Street West, Toronto, Ontario, M5H 1J9.
Principal Subsidiaries and Significant Equity Investments
Sun Life Financial’s corporate structure as at December 31, 2008, including its principal direct and indirect subsidiaries, is shown below. Where a company is not a direct or indirect wholly owned subsidiary of SLF Inc. the following chart shows the percentage of voting securities that are beneficially owned or controlled by SLF Inc.

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ANNUAL INFORMATION FORM 2007
General Development of the Business
Overview
Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance products and services, savings, investment management, retirement, and pension products and services to both individual and corporate customers. Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.), and Corporate Support, which includes the Company’s life retrocession and run-off reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.
The Company’s business model is one of balance as it strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects in emerging markets against the relative stability of more mature operations. In a similar way, the Company’s stable protection business balances the relatively more volatile wealth management business. It also ensures that customers have access to complementary insurance, retirement and savings products that meet their specific needs at every stage of their lives. The following table shows the Company’s products offered by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate

Individual life insurance	■	■		■	■
Individual annuity and savings	■	■		■	■
Group life and health	■	■		■
Group pension and retirement	■			■
Mutual funds	■		■	■
Asset management	■	■	■	■
Individual health insurance	■			■
Reinsurance (life retrocession)					■

The Company’s strong focus on multi-channel distribution offers customers choices as to how and when they purchase products and access services.

Distribution Channels	SLF Canada	SLF U.S.	MFS	SLF Asia

Direct sales agents	■			■
Independent and managing general agents	■	■		■
Financial intermediaries (e.g., brokers)	■	■	■	■
Banks		■	■	■
Pension and benefit consultants	■	■	■	■
Direct sales (including Internet and telemarketing)	■			■

Acquisitions, Disposals, and Other Developments
Sun Life Financial assesses its businesses and corporate strategies on an ongoing basis to ensure that it makes optimal use of its capital and provides maximum shareholder value. The following summary outlines Sun Life Financial’s major acquisitions and dispositions, in the past three years. Additional information is provided in Note 3 to SLF Inc.’s 2008 Consolidated Financial Statements.

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ANNUAL INFORMATION FORM 2008
Disposition of CI Financial income Fund
On December 12, 2008 SLF sold its 37% interest in CI Financial Income Fund to The Bank of Nova Scotia (Scotiabank) for $2.2 billion. The proceeds included $1.55 billion in cash and the balance in common and preferred shares of Scotiabank. An after-tax gain of $825 million was included in the 2008 financial results.
U.S. Group Benefits Business Acquisition
On May 31, 2007, the Company completed its acquisition of Genworth Financial Inc.’s U.S. Employee Benefits Group (Genworth EBG Business). Sun Life Financial’s U.S. group business combined with the Genworth EBG Business and became Sun Life Financial Employee Benefits Group offering customers group life, disability, dental and stop loss insurance and voluntary worksite products. This acquisition added scale and scope to Sun Life Financial’s U.S. group business and solidified its top ten leadership position in the important U.S. employee benefits industry. In addition, the increased access to markets, broadened product and service offerings, and strengthened distribution platform position Sun Life Financial for long-term growth.
Other Developments
On November 7, 2007, the Company sold the U.S. subsidiaries that comprised the Independent Financial Marketing Group business to LPL Holdings, Inc. The sale had no material effect of the 2007 financial results.
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to The Hartford Financial Services Group, Inc. The sale had no material effect on the 2008 financial results.
Business of Sun Life Financial
Information about the Company’s business and its operating segments, including an overview of the financial services industry, its products and methods of distribution, competitive environment, risk management policies and investment activities, is included in SLF Inc.’s 2008 MD&A which is incorporated by reference in this AIF and should be read in conjunction with SLF Inc.’s 2008 Consolidated Financial Statements. These documents are available on SEDAR at www.sedar.com and with the SEC at www. sec.gov.
Protection and Wealth Industries
The global financial services industry continues to evolve rapidly in response to demographic and economic trends. The aging of the population in developed markets is placing a greater demand on wealth accumulation products for working age employees, income distribution products for employees closer to retirement and wealth transfer vehicles for retirees. The aging of the population is also straining existing health care systems, as a larger portion of the population requires treatment over a longer timeframe. Demand for products such as long-term care and critical illness insurance is growing as consumers turn to products that help ensure direct access to high-quality health care. Lastly, concern about inadequate public pension plans is continuing to provide growth in other financial vehicles that address baby boomers’ concerns about the need for adequate resources in retirement.
In the emerging markets of Asia, the rising affluence of consumers is stimulating the demand for a wide variety of financial products, including protection, savings and investment vehicles.
The turbulence in world economic and capital markets in 2008 has led to continued consolidation of major players, uncertainty in financial outlooks and failure of several major financial services organizations. During the fourth quarter of 2008, the United States government officially pronounced that it was in a recession. The U.S. Treasury, Federal Reserve and central banks around the world took action throughout the year to stimulate a loss of confidence in financial markets as the economy continued to falter. The S&P 500 hit an eleven-year low in 2008, credit spreads across all fixed income products reached historically wide levels and market volatility skyrocketed. For the full year, the S&P/TSX Composite Index was down 36%, while the S&P 500 dropped 38%, marking the worst annual decline in the index since the Great Depression. At year-end 2008, the 2-year U.S. Treasury rate of 0.76% was the lowest since regular sales began in 1975 and the 10-year declined by 181 bps.
Competition
The markets in which Sun Life Financial engages are highly competitive. Sun Life Financial’s competitors include not only insurance companies, but also investment managers, mutual fund companies, banks, financial planners and other financial service providers. Frequently, competition is based on pricing, the ability to provide value-added services, financial strength and deliver excellence to both distributors and customers.

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ANNUAL INFORMATION FORM 2008
Increased competition has also been a contributing factor to the global trend of consolidation within the financial services industry. As a result of consolidation in the Canadian insurance industry, the three largest companies serve more than two-thirds of the Canadian insurance market. In the United States, the market is more fragmented and unsettled with increased likelihood of consolidation as insurers look to achieve added scale to compete effectively.
Past regulation of the financial services industry in North America reduced the traditional barriers between the banking, insurance and investment industries, heightening competition in these markets. Most major Canadian banks have significant securities, wealth management and insurance operations. Canadian financial services legislation provides a regulatory framework for further convergence of the banking, insurance and investment industries.
In recent years, in the emerging markets of Asia, the regulatory environments have moved towards market liberalization, expanding the opportunities for foreign participants and aligning their regulatory environments more closely with standards prevalent in more mature markets. The insurance market is expected to be particularly dynamic in China and India, where Sun Life Financial has joint venture operations.
Seasonality
Seasonality factors impact certain components of Sun Life Financial’s business. In Canada, Individual Wealth and Group sales are typically higher in the first quarter due to the registered retirement savings plan season. In the United States, about half of the Employee Benefits Group annual sales typically come in the fourth quarter. In India, insurance sales tend to be stronger in the first quarter.
Number of Employees
At December 31, 2008 the Company had approximately 14,500 full-time equivalent employees (FTEs) across its operations, not including employees in joint venture operations.
Capital Structure
General
SLF Inc.’s authorized capital consists of unlimited numbers of common shares (the Common Shares), Class A Shares (the Class A Preferred Shares) and Class B Shares (the Class B Preferred Shares), each without nominal or par value.
The Class A Preferred Shares and Class B Preferred Shares may be issued in series as determined by SLF Inc.’s Board of Directors. The Board of Directors is authorized to fix the number, consideration per share, designation, and rights and restrictions attached to each series of shares. The holders of Class A Preferred Shares and Class B Preferred Shares are not entitled to any voting rights except as described below or as otherwise provided by law. Five series of Class A Preferred Shares have been created, designated the Class A Non-Cumulative Preferred Share Series 1, Series 2, Series 3, Series 4 and Series 5. The following table outlines the issued share capital of SLF Inc., as at February 6, 2009, including stock exchange listings.
   Issued Share Capital

	Number of	Exchanges [1]
Security	Shares	TSX	NYSX	PSE

Common Shares	559,698,331	■	■	■
Class A Preferred Shares
Series 1	16,000,000	■
Series 2	13,000,000	■
Series 3	10,000,000	■
Series 4	12,000,000	■
Series 5	10,000,000	■

[1]	Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and Philippines Stock Exchange (PSE)

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ANNUAL INFORMATION FORM 2008
Common Shares
Each Common Share is entitled to one vote at meetings of the shareholders of SLF Inc., except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.
Common Shares are entitled to receive dividends if and when declared by the Board of Directors. Dividends must be declared and paid in equal amounts per share on all Common Shares, subject to the rights of holders of the Class A Preferred Shares and Class B Preferred Shares. Holders of Common Shares will participate in any distribution of the net assets of SLF Inc. upon its liquidation, dissolution or winding-up on an equal basis per share, subject to the rights of the holders of the Class A Preferred Shares and Class B Preferred Shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to the Common Shares.
Class A Preferred Shares
The Class A Preferred Shares of each series rank on parity with the Class A Preferred Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class A Preferred Shares are entitled to preference over the Class B Preferred Shares, the Common Shares and any other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the Class A Preferred Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class A Preferred Shares held for that purpose.
Class A Preferred Shares

Series	Quarterly	Early	Prospectus
	Dividend ($)	Redemption	Date
		Date

Series 1	0.296875	March 31, 2010	February 17, 2005
Series 2	0.300000	September 30, 2010	July 8, 2005
Series 3	0.278125	March 31, 2011	January 6, 2006
Series 4	0.278125	December 31, 2011	October 2, 2006
Series 5	0.281250	March 31, 2012	January 25, 2007

The shares in each series of the Class A Preferred Shares Series were issued for $25 per share and holders are entitled to receive non-cumulative quarterly dividends outlined in the preceding table. Subject to regulatory approval, on or after the early redemption date noted, SLF Inc. may redeem these shares in whole or in part at a declining premium. Additional information concerning these preferred shares is contained in the prospectus under which these shares were issued, which may be accessed at www.sedar.com.
Class B Preferred Shares
The Class B Preferred Shares of each series rank on a parity with the Class B Preferred Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class B Preferred Shares are entitled to preference over the Common Shares and any other shares ranking junior to the Class B Preferred Shares with respect to the payment of dividends and the return of capital, but are subordinate to the Class A Preferred Shares and any other shares ranking senior to the Class B Preferred Shares with respect to the payment of dividends and return of capital. The special rights and restrictions attaching to the Class B Preferred Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Preferred Shares held for that purpose.

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ANNUAL INFORMATION FORM 2008
Constraints on Shares
The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of a demutualized insurance company or, when a holding company structure is used, its corporate holding body. Information on those restrictions can be found in this AIF under the heading “Regulatory Matters – Canada – Restrictions on Ownership”.
Market for Securities
The following tables set out the price range and trading volumes of SLF Inc.’s Common Shares and Class A Preferred Shares on the TSX during 2008:
Common Shares

				Trading
	Price ($)			volume
	High	Low	Close	(thousands)

January	55.99	45.44	49.65	32,237
February	51.25	46.34	47.15	30,072
March	48.36	43.23	47.99	35,650
April	49.75	45.81	48.69	25,174
May	50.89	45.27	46.25	41,194
June	46.19	41.46	41.95	36,700
July	44.99	38.05	39.80	40,357
August	41.10	37.80	40.95	29,088
September	41.96	35.23	37.20	63,507
October	39.00	24.53	28.35	51,208
November	32.43	19.38	27.65	45,982
December	28.50	22.46	28.44	37,523

Class A Preferred Shares

	Series 1				Series 2
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)

January	22.95	21.75	22.60	391	23.57	22.00	22.50	236
February	23.55	22.50	23.25	163	23.70	22.41	23.28	163
March	23.20	21.01	21.65	158	23.20	21.65	21.87	151
April	22.46	21.40	22.05	685	22.44	21.53	22.00	406
May	22.24	21.76	22.04	279	22.20	21.53	21.83	1,203
June	22.00	19.15	20.05	418	22.00	19.31	19.90	276
July	20.30	17.50	18.75	267	20.17	17.65	19.09	183
August	19.67	18.73	19.36	549	19.85	18.80	19.80	587
September	20.00	19.00	19.60	1,024	20.19	19.31	19.70	254
October	19.99	16.40	17.38	334	19.99	16.31	16.95	681
November	17.74	12.03	14.40	788	17.65	13.00	14.07	460
December	16.75	12.79	16.58	795	16.70	13.00	16.00	682

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ANNUAL INFORMATION FORM 2008

	Series 3				Series 4
	Price ($)			Trading volume	Price ($)			Trading volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)

January	21.45	20.50	20.99	250	21.47	20.11	21.04	232
February	22.25	21.00	21.90	162	22.25	20.81	22.00	238
March	21.93	19.45	19.55	155	21.94	18.98	19.70	164
April	21.00	19.52	19.92	154	20.83	19.50	19.88	317
May	20.77	19.76	20.56	91	20.63	19.89	20.30	201
June	20.54	18.16	18.82	173	20.44	17.90	18.50	257
July	19.48	16.50	17.96	424	18.63	16.50	18.00	326
August	18.64	17.69	18.39	319	18.35	17.91	18.28	180
September	19.32	18.00	18.21	280	18.74	17.75	18.73	420
October	18.50	15.03	16.38	211	18.60	15.13	16.25	287
November	16.40	12.00	14.00	523	16.50	12.00	13.95	846
December	15.65	12.06	15.26	582	15.79	12.01	15.40	670

	Series 5
	Price ($)			Trading volume
	High	Low	Close	(thousands)
January	21.75	20.15	21.20	327
February	22.65	20.90	22.00	139
March	21.95	20.20	20.70	353
April	21.00	20.01	20.75	114
May	20.97	19.93	20.50	210
June	20.60	18.60	19.60	219
July	19.30	16.45	18.21	517
August	19.19	18.00	18.98	179
September	19.47	18.03	18.36	163
October	18.50	14.80	16.41	582
November	16.45	11.94	13.60	268
December	16.50	12.01	16.50	859
Sales of Unlisted Securities
SLF Inc. has issued the following unlisted securities since January 1, 2008.
On January 30, 2008, SLF Inc. issued $400 million of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating debentures (Series 2008-1) due in 2023.
On June 26, 2008 SLF Inc. issued $350 million of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures (Series 2008-2) due in 2018.
Dividends
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board of Directors and is dependent on the Company’s results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. SLF Inc.’s dividend target payout ratio objective (common share dividends as a percentage of net income after preferred share dividends) is in the range of 30%-40%. The Board of Directors reviews this objective on a periodic basis.

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ANNUAL INFORMATION FORM 2008
The table below outlines the dividends declared in each of the past three years ended December 31.
Dividends Declared

	2008	2007	2006

Common Shares	1.440000	$1.32	$1.15

Class A Preferred Shares
Series 1	1.187500	$1.187500	$1.187500
Series 2	1.200000	$1.200000	$1.200000
Series 3	1.112500	$1.112500	$1.069067
Series 4	1.112500	$1.112500	$0.249932
Series 5	1.125000	$1.019435	—

SLF Inc. is prohibited under the Insurance Act from declaring or paying a dividend on any of its issued shares if there are reasonable grounds for believing that it is, or the payment would cause it to be, in contravention of any regulation under the Insurance Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction to SLF Inc. made by the Superintendent of Financial Institutions, Canada (the Superintendent) pursuant to subsection 515(3) of the Insurance Act regarding its capital or liquidity. As of the date hereof, these limitations would not restrict a payment of dividends on SLF Inc.’s shares, and no such direction to SLF Inc. has been made.
As a holding company, SLF Inc. depends primarily on the receipt of funds from its subsidiaries to pay shareholder dividends, interest and operating expenses. The source of these funds is primarily dividends and capital repayments that SLF Inc. receives from its subsidiaries. The inability of its subsidiaries to pay dividends or return capital in the future may materially impair SLF Inc.’s ability to pay dividends to shareholders or to meet its cash obligations. Additional information concerning legislation regulating the ability of SLF Inc.’s subsidiaries in Canada, the U.S. and the U.K. to pay dividends or return capital can be found in this AIF under the heading “Regulatory Matters”.
SLF Inc. and Sun Life Assurance have covenanted that, if a distribution is not paid when due on any outstanding Sun Life ExchangEable Capital Securities (SLEECS) issued by Sun Life Capital Trust, Sun Life Assurance will not pay dividends on its “Public Preferred Shares”, if any are outstanding. If Sun Life Assurance does not have any “Public Preferred Shares” then SLF Inc. will not pay dividends on its preferred shares or Common Shares, in each case, until the 12th month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. “Public Preferred Shares” means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million. None of Sun Life Assurance’s issued shares qualify as “Public Preferred Shares” as at the date of this AIF.
SLF Inc. may not declare or pay dividends on its Class A Preferred Shares if Sun Life Assurance’s Minimum Continuing Capital and Surplus Requirements ratio, determined in accordance with OSFI requirements, is less than 120%.
Security Ratings
The ratings assigned by rating agencies to SLF Inc.’s Class A Preferred Shares, senior unsecured debentures, and subordinated unsecured debentures are shown in the table below. Security ratings assigned to securities by the rating agencies are not a recommendation to purchase, hold or sell these securities as such ratings do not comment as to market price or suitability for a particular investor. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process.

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ANNUAL INFORMATION FORM 2008

Security Ratings

	DBRS[1]		S&P2
	Rating	Rank	Rating	Rank

Class A Preferred Shares

Series 1-5	Pfd-1 (low)	1 of 6	P-1 (low)/A	1 of 5[3]

Senior Unsecured Debentures

Series A-C	AA (low)	2 of 10	AA-	2 of 10

Subordinated Unsecured Debentures

Series 2007-1, Series 2008-1 and	A (High)	3 of 10	A+	3 of 10
Series 2008-2

[1] DBRS Limited
[2] Standard & Poor’s, a division of the McGraw-Hill Companies, Inc.
[3] Reflects Canadian scale and corresponds to 4 of 20 on Global scale
DBRS Limited (DBRS)
The DBRS rating scale for long-term debt is meant to provide an indication of the risk that a borrower will not fulfill its obligations in a timely manner with respect to both principal and interest. Under the DBRS system, debt securities that are rated AA are of superior credit quality and the protection of interest and principal is considered high, while those that are rated A are of satisfactory credit quality and the protection of interest and principal is considered substantial. An AA rated entity is considered to be a strong credit and typically exemplifies above average strength in key areas of consideration and is unlikely to be significantly affected by reasonably foreseeable events. An A rated entity is considered to be respectable, but more susceptible to adverse economic conditions and has greater cyclical tendencies than a higher-rated security. A reference to “high” or “low” reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle of the category.
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to provide an indication of the risk that a borrower will not fulfill its full obligations in a timely manner with respect to both principal and dividend commitments. The Pfd-1 rating indicates that the shares are of superior credit quality and have been issued by an entity with strong earnings and balance sheet characteristics. A reference to “high” or “low” again reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle of the category.
Standard & Poor’s (S&P)
The S&P rating scale for long-term debt is based on the likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; and the protection afforded by, and the relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditor’s rights. An AA rating indicates that the obligor’s capacity to meet its financial commitment is very strong. An A rating indicates that the obligor’s capacity to meet its financial commitment is strong. S&P uses “+” or “—” designations to indicate the relative standing of securities within a particular rating category.
S&P has Canadian and global rating scales for preferred shares. S&P’s Canadian scale is a current assessment of the creditworthiness of an obligor with respect to a specific share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. SLF Inc.’s Class A Preferred Shares, Series 1, 2, 3, 4 and 5 have been assigned A ratings using S&P’s global scale for preferred shares and have been assigned P-1 (low) ratings using S&P’s Canadian scale for preferred shares. The A rating category is the highest of the nine categories used by S&P on its global preferred share scale. The P-1 rating category is the highest of the eight categories used by S&P on its Canadian preferred share scale. A reference to “high”, “medium” or “low” reflects the relative strength within the rating category.
Asset-backed Securities
Sun Life Financial issues asset-backed securities from time to time as part of its normal course of business. Details of Sun Life Financial’s asset securitization program are presented in SLF Inc.’s 2008 MD&A under the heading Financial Position and Liquidity–Off-Balance Sheet Arrangements–Asset Securitization and in Note 5 to SLF Inc.’s 2008 Consolidated Financial Statements.

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ANNUAL INFORMATION FORM 2008
Transfer Agents and Registrars
Common Shares

Transfer Agent and Location of Registers

Canada	CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario Canada M5C 2W9

United	BNY Mellon Shareowner Services
States	480 Washington Boulevard
Jersey City, NJ 07310
United States

United	Capita Registrars Ltd.
Kingdom	34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU

Philippines	The Hongkong and Shanghai Banking Corporation Limited
11/F Tower 1 The Enterprise Centre
6766 Ayala Avenue cor Paseo de Roxas
Makati City 1200
Metro Manila, Philippines

Hong Kong	Computershare Hong Kong Investor Services Limited
Hopewell Centre 18th Floor Rooms 1806-1807
183 Queen’s Road East
Wanchai, Hong Kong

Preferred Shares and Debentures

CIBC Mellon Trust Company is the transfer agent for SLF Inc.’s Class A Preferred Shares, and is the trustee and the registrar for SLF Inc.’s senior unsecured debentures, Series A, B and C and its subordinated debentures, Series 2007-1, Series 2008-1 and Series 2008-2. The registers for those securities are maintained in Toronto, Ontario, Canada.

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ANNUAL INFORMATION FORM 2008
Directors and Executive Officers
Board of Directors
At December 31, 2008, the Board of Directors of SLF Inc. had four standing committees: Audit Committee, Governance and Conduct Review Committee, Management Resources Committee, and Risk Review Committee.
The following table sets out the directors of SLF Inc. as of the date of this AIF and, for each director, the province or state and country of his or her residence, principal occupation, years as a director, and membership on board committees. The term of each director expires at the close of business of the Annual Meeting in 2009. Each director of SLF Inc. is an independent director as defined in the Company’s Director Independence Policy, except Mr. Stewart, the Chief Executive Officer of SLF Inc.

Name and
Province/State and	Principal	Director
Country of Residence	Occupation	Since	Board Committee Membership

James C. Baillie Ontario, Canada	of Counsel, Torys LLP	2000	Audit Risk Review

George W. Carmany, III Massachusetts, USA	President, G.W. Carmany and Company, Inc.	2004	Management Resources Risk Review

John H. Clappison Ontario, Canada	Corporate Director	2006	Audit Risk Review

David A. Ganong New Brunswick, Canada	Chairman, Ganong Bros. Limited	2002	Management Resources Risk Review

Germaine Gibara Quebec, Canada	President, Avvio Management Inc.	2002	Audit Governance and Conduct Review

Krystyna T. Hoeg Ontario, Canada	Corporate Director	2002	Audit Risk Review

David W. Kerr Ontario, Canada	Managing Partner, Edper Financial Group	2004	Audit Management Resources

Idalene F. Kesner Indiana, USA	Chairperson, Department of Management and Frank P. Popoff Chair of Strategic Management, Kelley School of Business, Indiana University	2002	Governance and Conduct Review Risk Review

Mitchell M. Merin New Jersey, USA	Corporate Director	2007	Management Resources Risk Review

Bertin F. Nadeau Quebec, Canada	Chairman and Chief Executive Officer, GescoLynx Inc.	1999	Governance and Conduct Review Management Resources

Ronald W. Osborne Ontario, Canada	Chairman, SLF Inc. and Sun Life Assurance	1999	Audit [1] Governance and Conduct Review Management Resources[1] Risk Review[1]

Donald A. Stewart Ontario, Canada	Chief Executive Officer, SLF Inc. and Sun Life Assurance	1999	none

James H. Sutcliffe[2] London, England	Corporate Director	2009	Audit Risk Review

1	Mr. Osborne is an ex-officio member of these committees.

2	Mr. Sutcliffe became a Director and a member of the Audit Committee and Risk Review Committee of SLF Inc. and Sun Life Assurance effective February 10, 2009.

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ANNUAL INFORMATION FORM 2008
Each director of SLF Inc. has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation, except: Mr. Clappison, who prior to December 2005, was the Managing Partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP; Ms. Hoeg, who prior to February 2007, was President and Chief Executive Officer of Corby Distilleries Limited; Mr. Kerr, who prior to August 2006, was Chairman of Falconbridge Limited; and Mr. Merin, who prior to September 2005, was President and Chief Operating Officer of Morgan Stanley Investment Management, and Mr. Sutcliffe, who prior to September 2008, was Group Chief Executive Officer of Old Mutual plc.
Except as disclosed below, no director of SLF Inc. is or has been, in the last 10 years, a director, chief executive officer or chief financial officer of a company that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an event that resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days. No director of SLF Inc. is or has been, in the last 10 years, a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Professor Kesner, a director of SLF Inc., was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003, Harriet & Henderson Yarns, Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States. Professor Kesner is no longer a director of Harriet & Henderson Yarns, Inc.;
(ii)	Messrs. Ganong and Osborne, directors of SLF Inc., were directors of Air Canada when it filed for protection under the Companies’ Creditors Arrangement Act in April 2003. Air Canada successfully emerged from those proceedings and was restructured pursuant to a plan of arrangement in September 2004. Messrs. Ganong and Osborne are no longer directors of Air Canada; and
(iii)	Mr. Osborne was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, Nortel) when on April 10, 2006 the Ontario Securities Commission (OSC) issued a management cease trade order prohibiting all directors, officers and certain other current and former employees of Nortel from trading in securities of Nortel until two business days following receipt by the OSC of all filings required to be made by Nortel pursuant to Ontario securities laws. This order resulted from Nortel’s need to restate certain previously reported financial results and related delays in filing certain of its 2005 financial results. This order was revoked effective June 8, 2006. Mr. Osborne is no longer a director of Nortel.
Audit Committee
The responsibilities and duties of the Audit Committee are set out in its charter, a copy of which is attached as Appendix A.
The Board of Directors has determined that each member of its Audit Committee is independent as defined in the Company’s Director Independence Policy and is financially literate. In the board’s judgment, a member of the Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Company or the auditors of the Company that the member requires, the member is able to read and understand the consolidated financial statements of the Company to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
The members of the Audit Committee as of the date of this AIF and their qualifications and education are set out below.
Krystyna T. Hoeg (Chair) received her designation as a Chartered Accountant in Canada in 1980 while working at the firm of Touche Ross. She joined the Allied Domecq group of companies in 1985 and has held a number of senior financial positions with Hiram Walker & Sons Ltd., Hiram Walker — G&W Ltd. and Allied Domecq. In 1996, she was appointed President and Chief Executive Officer of Corby Distilleries Limited, a position she held until February 1, 2007. Ms. Hoeg joined the board of directors and audit committee of Clarica Life Insurance Company (Clarica) in 1999 and was appointed Chair of the Clarica audit committee in 2000. She joined the Board of Directors and the Audit Review Committee of SLF Inc. and Sun Life Assurance in 2002 and became a member of the Risk Review Committee in 2004. In 2005, she was appointed Chair of the Audit Committee. Ms. Hoeg is a director of Shoppers Drug Mart Corporation, a director and a member of the audit committee of Imperial Oil Limited, Ganong Bros. Limited, Samuel, Son & Co., Limited, Canadian Pacific Railway Limited and Canadian Pacific Railway Company and a trustee of Cineplex Galaxy Income Fund. Ms. Hoeg is also a director of Toronto East General Hospital and a member of the Canadian Audit Committee Network.

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ANNUAL INFORMATION FORM 2008
James C. Baillie is of Counsel at Torys LLP, a law firm. He was called to the Ontario Bar in 1963 and has been with the Torys firm since then, first as an associate, then a partner, then of Counsel. The only exception is his service as Chairman of the Ontario Securities Commission from 1979 to 1981. Mr. Baillie joined the Board of Directors of SLF Inc. and Sun Life Assurance in 2000. He joined the Audit Committee of SLF Inc. and Sun Life Assurance in 2001 and became a member of the Risk Review Committee in 2003. He was appointed the Chairman of the Risk Review Committee in 2004. He has also served on the board of directors of three of SLF Inc.’s subsidiaries in the United States and was Chairman of their audit committees. Until October 2008, Mr. Baillie was the Chair of the Auditing and Assurance Standards Oversight Council, which oversees the Audit and Assurance Standards Board, a national body with the authority and responsibility for setting auditing and assurance standards for the public and private sectors in Canada. He is a director and chairman of the audit committee of Decision Dynamics Technology Ltd., and a director of Bridgepoint Health Canada and several other not-for-profit corporations.
John H. Clappison is a Chartered Accountant who joined the firm of Price Waterhouse in 1968. He became a Partner of the firm in 1980 and in 1990 became Managing Partner of the Greater Toronto Area office, a position he continued to hold after the merger of Price Waterhouse with Coopers & Lybrand to form PricewaterhouseCoopers in 1998, until he retired in December 2005. He was appointed a Fellow of the Institute of Chartered Accountants of Ontario in 1988. He has lectured on accounting practices at Ryerson University, the University of Toronto and the Ontario Institute of Chartered Accountants School of Accountancy. Mr. Clappison joined the Board of Directors, the Audit Committee and the Risk Review Committee of SLF Inc. and Sun Life Assurance in 2006. He is a director and member of the audit committee of Cameco Corporation and Rogers Communications Inc. and a trustee and Chairman of the audit committee of Canadian Real Estate Investment Trust. He is also a director of Summit Energy Holdings LLP, a board member of the Canadian Foundation for Plastic and Reconstructive Surgery and a trustee of the Shaw Festival Theatre Endowment Foundation, St. Michael’s Hospital Foundation and Roy Thomson Hall and Massey Hall Endowment Foundation.
Germaine Gibara received her designation as a Certified Financial Analyst in 1984. She received a Masters of Economics and Political Science degree from Dalhousie University and completed the Program for Management Development at Harvard Business School. Ms. Gibara has held senior positions with a number of financial service and resource-based companies, including Alcan Automotive Structures, TAL Global Asset Management Inc. and Caisse de dépôt et placement du Québec. She is President of Avvio Management Inc. Ms. Gibara joined the Clarica board of directors in 1997. She joined the Board of Directors and Risk Review Committee of SLF Inc. and Sun Life Assurance in 2002 and joined the Audit Committee in 2004. Prior to March 2006, she served as a director of the Auditing and Assurance Standards Oversight Council. Ms. Gibara is a director of the CPP Investment Board, Agrium Inc., Technip, Cogeco Cable Inc. (and was a member of the audit committee until December 2007), Cogeco Inc. and St. Lawrence Cement Inc. (where she also serves on the audit committee).
David W. Kerr received his designation as a Chartered Accountant in Canada in 1969 while working at the firm of Touche Ross. He joined what has become Brookfield Asset Management Inc. group in 1972, serving in various senior financial positions. He is currently Managing Partner, Edper Financial Group. He was President and Chief Executive Officer of Falconbridge Limited (formerly Noranda Inc.) from 1990 to 2002. From 2002 until 2006, he was Chairman of Falconbridge Limited. From 2003 until 2007, he was a director and a member of the audit committee of Shell Canada Limited. Mr. Kerr joined the Board of Directors and Audit Committee of SLF Inc. and Sun Life Assurance in 2004. He is a director of Brookfield Asset Management Inc., a director and member of the audit committee of CanWest Global Communications Corp. and Research in Motion Limited, and a director and chair of the audit committee of Sustainable Development Technology Canada.
James H. Sutcliffe is a Fellow of the Institute of Actuaries. He joined Prudential plc, an international retail financial services group, in 1976. During his 21 year career at Prudential, he held progressively more senior positions in actuarial and management functions until he became Chief Operating Officer, UK in 1992 following which he became Chief Executive Officer, UK Home Office from 1993 to 1995 and Chief Executive Officer, UK from 1995 to 1997. Mr. Sutcliffe was the Deputy Chairman of Liberty International in 1998 and 1999. In 2000 he joined Old Mutual plc, an international savings and wealth management company, where from 2001 until his retirement in 2008, he was Group Chief Executive Officer. Mr. Sutcliffe is a director and a member of the audit and risk committee and the remuneration committee of Lonmin plc. He is also a trustee of Buffelshoek Trust, and was a trustee of The Nelson Mandela Legacy Trust (UK) from 2005 to 2008.
SLF Inc.’s Board of Directors has determined that Ms. Krystyna T. Hoeg is an audit committee financial expert as defined by the SEC. The SEC has indicated that the designation of a person as an audit committee financial expert does not make that person an “expert” for any purpose, or impose any duties, obligations or liabilities on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

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ANNUAL INFORMATION FORM 2008
Executive Officers
The following table sets out the Company’s Executive Officers at December, 31, 2008.

Name and Province/State and Country of Residence	Position

Donald Stewart Ontario, Canada	Chief Executive Officer

James M. A. Anderson [1] Ontario, Canada	Executive Vice-President and Chief Investment Officer

Thomas A. Bogart Ontario, Canada	Executive Vice-President and General Counsel

Jon A. Boscia Massachusetts, USA	President, Sun Life Financial

Dean A. Connor Ontario, Canada	President, SLF Canada

Kevin P. Dougherty Ontario, Canada	President, Sun Life Global Investments

Richard P. McKenney Ontario, Canada	Executive Vice-President and Chief Financial Officer

Stephan Rajotte Hong Kong	President, SLF Asia

Robert C. Salipante Massachusetts, USA	President, SLF International

Michael P. Stramaglia Ontario, Canada	Executive Vice-President and Chief Risk Officer

[1]	Mr. Anderson retired on January 1, 2009 and was retained to provide services under a consulting arrangement.
Each executive officer of SLF Inc. has held his current position or other senior positions with the Company during the past five years with the following exceptions. Prior to his retirement in July 2007, Mr. Boscia was Chairman and Chief Executive Officer of Lincoln Financial Group. Prior to September 2006, Mr. Connor was President, Americas, Mercer Human Resource Consulting (Mercer), prior to May 2005, he was President, US, Mercer and prior to November 2004 was Chairman and Chief Executive Officer, Canada, Mercer. Prior to September 2006, Mr. McKenney was Senior Vice-President and Chief Financial Officer, Genworth Financial, Inc. Prior to September 2006, Mr. Rajotte was Senior Vice-President and General Manager of Asia Pacific Region for the International Division of MetLife, Inc. and prior to July 2005, Vice-President, Sales and Marketing for the International Division of MetLife, Inc.
Code of Ethics
Sun Life Financial’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The Board of Directors sets the “tone from the top” and satisfies itself that senior management sustains a culture of integrity throughout the organization. The Board has adopted the Sun Life Financial Code of Business Conduct that applies to directors, officers and employees, including its Chief Executive Officer, Executive Vice-President and Chief Financial Officer, and Senior Vice-President and Controller. The Sun Life Financial Code of Business Conduct may be accessed on the Sun Life Financial website at www.sunlife.com. It has been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.
The Risk Review Committee reviews the effectiveness of, and compliance with, the Code of Business Conduct and reports on its review to the Board of Directors on an annual basis. The Governance and Conduct Review Committee reviews and makes

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ANNUAL INFORMATION FORM 2008
recommendations to the Board of Directors on amendments to the Code of Business Conduct. No waivers of the Code for directors or executive officers have been granted.
Shareholdings of Directors and Executive Officers
As at December 31, 2008, SLF Inc.’s directors and executive officers, as a group, owned, directly or indirectly, or had voting control or direction over 230,576 Common Shares of SLF Inc., or less than 1% of the total Common Shares outstanding.
Material Contracts
The following is the only material contract (other than contracts entered into in the ordinary course of business) that Sun Life Financial entered into in its most recently completed financial year or entered into before its most recently completed financial year and which is still in effect:
The Purchase Agreement dated October 5, 2008 between SLF Inc., Sun Life Financial (CI Holdings) Inc. (“CI Holdings”) and The Bank of Nova Scotia, as amended by an Amending Agreement dated December 3, 2008 between the Company, CI Holdings, Sun Life Assurance and Scotiabank, pursuant to which Sun Life Financial’s 37% interest in CI Financial Income Fund was sold to Scotiabank for $2.2 billion, consisting of $1.55 billion in cash and the balance in common and preferred shares of Scotiabank.
A Copy of these documents has been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.
Principal Accountant Fees and Services
Audit fees were paid for professional services rendered by the auditors for the audit of Sun Life Financial’s annual consolidated financial statements and segregated funds as well as services provided in connection with statutory and regulatory filings.
The following table displays the fees paid by the Company to its external auditors in the past three years.
Audit Fees

	Year Ended December 31
($ millions)	2008	2007	2006

Audit Services	19.3	20.8	21.1
Audit-Related Services	1.8	2.0	2.5
Tax Services	—	—	0.1
Other Services	0.1	0.2	0.6

Fees for audit-related services were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual consolidated financial statements and are not reported under the audit services fees category above. These services consisted primarily of reviews of the Company’s internal control reporting preparedness, CFA verifications, employee benefit plan audits and consultations concerning financial accounting and reporting not arising as part of the audit.
Fees for tax services were paid for tax compliance, tax advice and tax planning professional services. These services included the review of original and amended tax returns, assistance with questions regarding tax audits and refund claims, tax planning and advisory services relating to domestic and international taxation.
Other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.

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ANNUAL INFORMATION FORM 2008
Policy for Approval of Auditor Services
SLF Inc. has established a policy requiring pre-approval of services provided by its external auditors, a copy of which is attached as Appendix B. All fees paid to SLF Inc.’s external auditors since the policy was established have been approved by the Audit Committee in accordance with the policy in effect at the relevant time.
None of the services provided by the Company’s external auditors described above were approved pursuant to the waiver of pre-approval provisions under SEC rules (paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X).
Interests of Experts
Deloitte & Touche LLP, Independent Registered Chartered Accountants and Licensed Public Accountants, are the external auditors of SLF Inc., and independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.
Robert W. Wilson, SLF Inc.’s Appointed Actuary provided an opinion on the value of policy liabilities for SLF Inc.’s consolidated balance sheets at December 31, 2008 and 2007 and the change in the consolidated statements of operations for the years then ended. Mr. Wilson owned beneficially, directly or indirectly, less than 1% of all outstanding securities or other property of SLF Inc. or its affiliates when he prepared that opinion, or after that opinion was prepared, and he does not expect to receive any such securities or other property in excess of that amount in the future.
Regulatory Matters
Sun Life Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business.
Canada
General
SLF Inc. is governed by the Insurance Act. OSFI administers the Insurance Act and supervises the activities of Sun Life Financial. SLF Inc. has all the powers and restrictions applicable to life insurance companies governed by the Insurance Act, which permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including:
•	banking services,

•	investment counselling and portfolio management,

•	mutual funds,

•	trust services,

•	real property brokerage and appraisal, and

•	merchant banking services.
The Insurance Act requires the filing of annual and other reports on the financial condition of insurance companies, provides for periodic examinations of insurance companies’ affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing certain aspects of insurance companies’ businesses.
OSFI supervises SLF Inc. on a consolidated basis to ensure that it has an overview of activities of SLF Inc. and its consolidated subsidiaries. This consolidated regulation includes the ability to review both insurance and non-insurance activities, whether inside or outside of Canada, conducted by subsidiaries of SLF Inc. and adequate supervisory power to bring about corrective action.
Investment Powers
Under the Insurance Act, a life insurance company must maintain a prudent portfolio of investments, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans, real estate and stocks. Additional restrictions (and, in some cases, the need for regulatory approvals) limit the type of investments which Sun Life Financial can make in excess of 10% of the voting rights or 25% of the equity of any entity.

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ANNUAL INFORMATION FORM 2008
Capital and Surplus Requirements
OSFI has established guidelines which set out the framework within which the Superintendent of OSFI will assess whether regulated insurance holding companies and non-operating life companies (collectively, Insurance Holding Companies) are maintaining adequate capital. Under these guidelines, Insurance Holding Companies and certain of their qualified foreign life insurance company subsidiaries (significant foreign life subsidiaries), are not subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. OSFI’s capital requirements do not establish minimum or targeted capital requirements for Insurance Holding Companies. Rather, Insurance Holding Companies, such as SLF Inc., are expected to manage their capital in a manner commensurate with their risk profile and control environments. Significant foreign life subsidiaries are not subject to the MCCSR rules, but are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. For the purposes of determining available capital, an Insurance Holding Company will deduct the capital of its significant foreign life subsidiaries and then add back any excess capital or deduct any capital deficit of such subsidiaries, based upon the capital adequacy rules of the jurisdictions in which those subsidiaries operate (see Regulatory Matters — United States). The Company’s principal operating life insurance company in the United States, Sun Life Assurance Company of Canada (U.S.), is qualified as a significant foreign life subsidiary.
Sun Life Assurance is subject to the MCCSR rules on a consolidated basis. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities, as well as to certain off-balance sheet items, based on the following risk components: (i) asset default risk, (ii) mortality/morbidity and lapse risk, (iii) changes in interest rate environment risk, (iv) segregated fund guarantee risk, and (v) off-balance sheet activity exposure. Effective for fiscal years commencing on or after January 1, 2009, a new risk component for foreign exchange risk has been introduced. The total capital required is the sum of the capital required calculated for each of the six risk components referred to above. OSFI uses this total, in conjunction with the amount calculated as available capital, together with other considerations, in assessing the capital adequacy of Canadian life insurance companies. OSFI generally expects Canadian life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company.
The principal elements used to calculate available capital for Insurance Holding Companies and for Canadian life insurance companies include common shares, contributed surplus, retained earnings, the participating account, accumulated currency translation account, unamortized deferred realized gains and certain unrealized gains and losses on investments not taken into account in the valuation of liabilities, a certain portion of actuarial liabilities related to future policyholder termination dividends, preferred shares, qualifying innovative capital instruments and subordinated debt. Effective December 31, 2008 the recognition of unrealized gains and losses on available-for-sale debt securities as capital is being phased out. Life insurance companies have the option to phase them out immediately or over a three year period. Sun Life Assurance has selected the immediate phase out option. Funds raised by Insurance Holding Companies or Canadian life insurance companies through borrowing or issuing securities are treated as different categories of available capital, depending on the characteristics of the instrument issued.
Insurance Holding Companies and Canadian life insurance companies must then reduce the amount of their available capital by the aggregate of their goodwill and controlling interests in non-life financial corporations, non-controlling substantial investments in corporations, a portion of cash value deficiencies and reserves on reinsurance ceded to unregistered reinsurers. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks.
Restrictions on Dividends and Capital Transactions
The Insurance Act prohibits the declaration or payment of dividends on shares of an Insurance Holding Company or a Canadian life insurance company if there are reasonable grounds for believing the company does not have, or the payment of the dividend would cause the company not to have, adequate capital or liquidity.
The Insurance Act also prohibits the purchase for cancellation of shares issued by an Insurance Holding Company or a Canadian life insurance company or the redemption of redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have, or the payment would cause the company not to have, adequate capital or liquidity. Further, any purchase for cancellation of any shares issued by an Insurance Holding Company or a Canadian life insurance company or the redemption of redeemable shares or similar capital transactions is prohibited without the prior approval of the Superintendent of OSFI.

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ANNUAL INFORMATION FORM 2008
Restrictions on Ownership
The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. Pursuant to these restrictions:
•	No person is permitted to acquire any shares of SLF Inc. if the acquisition would cause the person to have a “significant interest” in any class of shares of SLF Inc., without the prior approval of the Minister of Finance of Canada.

•	SLF Inc. is not permitted to record any transfer or issue of shares of SLF Inc. if the transfer or issue would cause the person to have a significant interest in SLF Inc., unless prior approval is obtained from the Minister of Finance of Canada.

•	No person who has a significant interest in SLF Inc. may exercise any voting rights attached to the shares held by that person, unless prior approval of the Minister of Finance of Canada is obtained.
A person has a significant interest in a class of shares where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and any person acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares.
Under the Insurance Act, the Minister of Finance, Canada may approve only the acquisition of a significant interest of up to 30% of any class of non-voting shares and up to 20% of a class of voting shares, provided that the person acquiring those shares does not have direct or indirect influence over SLF Inc. that, if exercised, would result in that person having control in fact of SLF Inc. In addition, the Insurance Act prohibits life insurance companies, including SLF Inc., from recording a transfer or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.
SLF Inc. is required to continue to control, but not wholly own, Sun Life Assurance. Any shares of Sun Life Assurance that are not owned by SLF Inc. are required to meet the widely held criteria (no individual may own more than 10% of any class of shares without prior approval of the Minister of Finance, Canada). The 20% limit on voting share ownership and 30% limit on non-voting share ownership apply to the direct and indirect cumulative ownership of Sun Life Assurance, with the effect that no single investor will be able to use the holding company structure to exceed the ownership restrictions.
Appointed Actuary
In accordance with the Insurance Act, SLF Inc.’s Board of Directors has appointed a Fellow of the Canadian Institute of Actuaries as its “Appointed Actuary”. The Appointed Actuary must provide an opinion on:
•	the value of the Company’s consolidated policy liabilities as at the end of each period in accordance with accepted actuarial practices, including the selection of appropriate assumptions and methods,

•	whether the amount of policy liabilities makes appropriate provisions for all obligations to policyholders, and

•	whether the valuation of liabilities is fairly presented in the consolidated financial statements.
The Insurance Act requires that the Appointed Actuary meet with the Board of Directors or the Audit Committee at least once in each financial year to report, in accordance with accepted actuarial practice, on the Company’s financial position and its expected future financial condition. The Appointed Actuary must report to the Chief Executive Officer and the Chief Financial Officer of SLF Inc. if the Appointed Actuary identifies any matters which, in the Appointed Actuary’s opinion, could have material adverse effects on the financial condition of SLF Inc.
Provincial/Territorial Insurance Regulation
Sun Life Financial is subject to provincial regulation and supervision in each province and territory in Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Sun Life Financial is licensed to carry on business in all provinces and territories in Canada.
Privacy of Customer Information
Canadian federal, and some provincial, laws and regulations require financial institutions to protect the security and confidentiality of customer information. This includes financial institutions notifying customers about their policies and practices relating to their collection and disclosure of customer information and their policies to protect the security and confidentiality of that information. These laws also regulate disclosure of customer information.

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Anti-Money Laundering Legislation
The Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Canada, contains measures to assist in detecting, deterring, and facilitating the investigation of money laundering and terrorist financing offences. This legislation and the associated regulations impose reporting, recordkeeping and “know your customer” obligations on SLF Inc. and certain of its subsidiaries.
Securities Laws
Certain of SLF Inc.’s subsidiaries, including McLean Budden Limited and Sun Life Financial Investment Services (Canada) Inc., certain of their employees or sales representatives and certain of the products offered by these subsidiaries are registered with provincial and territorial securities commissions and are subject to regulation and supervision under securities laws in each of the provinces and territories of Canada.
United States
General Regulation at the State Level
In the United States, each state, the District of Columbia, and U.S. territories and possessions have insurance laws that apply to companies licensed to carry on an insurance business in the jurisdiction. However, the state of domicile of an insurer is the primary regulator of the company. Most jurisdictions have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, capital adequacy, and the business conduct of insurers. In addition, the laws of the various states establish state insurance departments with broad administrative powers to approve policy forms and related materials and, for certain lines of insurance, approve rates, grant and revoke licenses to transact business, regulate trade practices, license agents, and require statutory financial statements. The primary purpose of such regulation by the state insurance departments is for the benefit of policyholders and consumers, rather than shareholders.
Insurance companies are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they are licensed, and their business and accounts are subject to examination by such regulators at any time. Regulators have discretionary authority, in connection with the continued licensing of life insurance companies, to limit or prohibit the ability to issue new policies if, in their judgment, the regulators determine that an insurer is not maintaining minimum statutory surplus or capital or if the further transaction of business would be detrimental to policyholders. As part of their routine oversight process, state insurance departments conduct detailed examinations periodically (generally every three to five years) of the books, records, accounts and market conduct of insurance companies domiciled in their states. In addition to the market conduct component of the periodic examinations, states will on occasion perform market conduct reviews that may cover, among other things, content of disclosures, illustrations, advertising, sales practices and complaint handling. Examinations are sometimes conducted in cooperation with the departments of other states under guidelines published by the National Association of Insurance Commissioners (NAIC).
SLF Inc. does not carry on business and is not regulated as an insurance company in the United States but is the direct or indirect owner of the capital stock of Sun Life Assurance and several U.S. insurance subsidiaries that are regulated as insurance companies in the United States. U.S. regulated insurance companies are subject to the insurance holding company laws and regulations in the states in which they are domiciled (or deemed to be commercially domiciled). SLF Inc.’s U.S. insurance subsidiaries are domiciled in Connecticut, Delaware, New York, Rhode Island, Texas and Vermont. Michigan is Sun Life Assurance’s “state of entry” and it is treated as the state of domicile for Sun Life Assurance’s U.S. branch (the U.S. Branch) for purposes of the insurance holding company laws. SLF Inc.’s Vermont insurance subsidiary is not subject to insurance holding company laws. Most states insurance holding company laws generally require each insurer that is domiciled therein and that is a member of a holding company system to register with the insurance regulatory authority of that state and, annually, to furnish those authorities with certain reports that include information concerning capital structure, ownership, financial condition, certain intercompany transactions and general business operations. In addition, under most states’ holding company laws, transactions within the holding company system to which the domestic insurer is a party must be fair and equitable and such insurer’s policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Most states require prior regulatory approval of the change of control of the domestic insurer or an entity that controls the domestic insurer and prior notice or regulatory approval of material intercorporate transfers of assets or other material affiliate transactions to which a domestic insurer is a party. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in the state.
The U.S Branch is licensed to transact business in every state in the United States (except New York, where it is an accredited reinsurer), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. SLF Inc.’s U.S. insurance subsidiaries are, collectively, licensed to transact business in all states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

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Restrictions on Dividends
The U.S. insurance holding company laws and regulations of various states regulate the amount of dividends that an insurance company may pay to its parent without prior regulatory approval. In addition, covenants in its surplus notes affect SLF Inc.’s Delaware domestic insurance company’s ability to pay dividends by requiring it to maintain certain levels of surplus; SLF Inc.’s Vermont domestic captive insurance company is permitted by the Vermont Insurance Commissioner to pay dividends only to the extent that its surplus and capital exceeds specified risk-based capital levels.
NAIC IRIS Ratios
The NAIC has developed a set of financial relationships or “tests” known as the Insurance Regulatory Information System (IRIS) to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that may require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called the Financial Analysis Solvency Tracking System, is also used for monitoring. Insurance companies generally submit data to the NAIC, which in turn analyzes the data using prescribed financial data ratios, each with defined “usual ranges”. Generally, if four or more of an insurance company’s ratios fall outside the usual ranges, regulators will begin to investigate or monitor the company. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations with various degrees of supervision. For the 12 months ended December 31, 2007, the most recent period for which results are available, the U.S. Branch and SLF Inc.’s U.S. life insurance subsidiaries were primarily within the usual ranges for most of the IRIS ratios. Management believes that the ratios which were outside the usual range did not indicate any adverse solvency issues.
Statutory Investment and Other Valuation Reserves
Under NAIC rules, life insurance companies must maintain an asset valuation reserve (AVR), supplemented by an interest maintenance reserve. These reserves are recorded for purposes of statutory accounting practices; they are not recorded under the provisions of Canadian GAAP and therefore have no impact on SLF Inc.’s reported results of operations or financial position. These reserves affect the determination of statutory surplus, and changes in such reserves may affect the ability of a U.S. insurance subsidiary to pay dividends or other distributions to its parent and also may affect the amounts required to be maintained in trust by the U.S. branch (see discussion below under “Minimum Statutory Surplus and Capital”). The impact of the AVR, which is a provision for potential asset credit defaults, will depend upon future composition and results of the investment portfolios of the U.S. branch and SLF Inc.’s U.S. life insurance subsidiaries.
Michigan insurance law and the laws of several other states require life insurance companies to analyze the adequacy of their reserves annually. The appointed actuary for the U.S. Branch must submit an opinion that such reserves, when considered in light of the assets held with respect to those reserves, make adequate provision for the U.S. Branch’s associated contractual obligations and related expenses. The appointed actuary for each of the U.S. life insurance subsidiaries is required to submit a similar annual opinion. If such opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus.
Under the NAIC’s “Valuation of Life Insurance Policies Model Regulation”, the minimum statutory reserves required for certain individual life insurance products such as term life insurance with guaranteed premium periods and universal life with secondary guarantees must be adjusted and/or the guarantee periods must be shortened. These NAIC reserve standards have been enacted by most of the states. The NAIC revised certain actuarial guidance related to this model regulation that reduced its impact with respect to new policies issued after January 1, 2007.
Risk-based Capital Requirements
All states have risk-based capital (RBC) requirements for life, health, and property and casualty insurance companies. Regulators use these RBC calculations to assess the sufficiency of an insurer’s capital, measures the risk characteristics of a company’s assets, liabilities and certain off-balance sheet items. RBC is calculated by applying factors to various asset, premium and liability items. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. For purposes of RBC, the AVR is treated as capital. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. Management believes that the RBC ratios for the U.S. Branch and SLF Inc.’s U.S. life insurance subsidiaries as of December 31, 2008, exceeded the levels for any regulatory or corrective action to be required.
Minimum Statutory Surplus and Capital
The U.S. Branch and SLF Inc.’s U.S. life insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

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The U.S. Branch, as the branch of a foreign insurer, is required to maintain a certain amount of assets in trust with a financial institution acceptable to the Commissioner of Michigan’s Office of Financial and Insurance Regulation (Michigan Commissioner) in an amount at all times at least equal to the sum of the U.S. Branch’s reserves and other liabilities, the minimum required capital and surplus and any additional amounts considered necessary by the Michigan Commissioner to cover the U.S. Branch’s liabilities, plus a portion of its surplus in the United States. These assets are generally only available to meet obligations of Sun Life Assurance to its U.S. policyholders, claimants and other U.S. Branch creditors. Amendments to the trust agreement must be approved by the Michigan Commissioner. Management believes that as at December 31, 2008, the U.S. Branch had assets in trust in excess of Michigan’s requirements for branches of foreign insurers.
Regulation of Investments
The U.S. Branch and SLF Inc.’s U.S. life insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment-grade fixed income securities, equity real estate, foreign investments and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limits to be treated as non-admitted assets for purposes of measuring surplus and, in some instances, would require divestiture of such non-qualifying investments.
Insurance Guaranty Assessments
All states, the District of Columbia and Puerto Rico require insurers to participate in the local insurance guaranty association. The associations may levy assessments for policyholder losses incurred by impaired or insolvent insurers. Generally, assessments up to certain prescribed limits are based upon the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. A large part of the assessments paid by Sun Life Financial pursuant to these laws may be used as credits for a portion of its U.S. premium taxes.
General Regulation of Insurance at the Federal Level
Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas affect the insurance business, including pension regulation, age and sex discrimination, investment company regulation, financial services regulation and federal taxation. For example, the U.S. Congress has, from time to time, considered legislation related to the deferral of taxation on the accretion of value within certain annuities and life insurance products, limitations on antitrust immunity, the alteration of the federal income tax structure and the availability of 401(k) or individual retirement accounts.
Federal legislation has been introduced in recent years which, if ever enacted, could result in the U.S. federal government assuming a more direct role in the regulation of the insurance industry. During 2007, legislation entitled the National Insurance Act of 2007 was introduced in the U.S. House of Representatives and the U.S. Senate. If similar legislation is introduced and enacted in 2009 it would allow insurers to choose between being regulated by a single federal regulator or to remain regulated by the states.
Under U.S. Federal legislation, including. the USA PATRIOT Act of 2001 (PATRIOT Act) anti-money laundering and financial transparency laws apply to financial institutions. The PATRIOT Act, among other things, seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism, money laundering or other illegal activities applicable to the insurance industry. Regulations applicable to the insurance industry require insurance companies issuing “covered products” to implement anti-money laundering programs and file suspicious activity reports with the U.S. Treasury Department. Sun Life Assurance and SLF Inc.’s insurance subsidiaries that issue covered products and broker-dealer subsidiaries have implemented anti-money laundering programs to comply with the PATRIOT Act regulations and with the Office of Foreign Assets Control requirements with respect to anti-terrorist financing.
The Internal Revenue Service (IRS) has announced its intention to issue regulations with respect to the computation of the dividends-received deduction (DRD) on separate account assets held in connection with variable annuity contracts. If enacted, these could result in the elimination of some or all of the separate account DRD tax benefit that the Company ultimately receives. For the year ended December 31, 2008, the Company recorded a benefit of US$18.1 million related to the separate account DRD. Any regulations that the IRS proposes to issue on this matter will be subject to public comment before they are finalized. The timing, substance and effective date of the new regulations are unknown.
Privacy of Customer Information
U.S. federal and state laws require financial institutions and insurers to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to their collection, use, and disclosure of customer information and their policies that protect the security and confidentiality of that information. U.S. federal and state

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laws also regulate disclosure of customer information. The U.S. Congress and state legislatures are considering additional laws and regulations to further protect customer information.
Securities Laws
Certain subsidiaries of SLF Inc. and certain policies and contracts offered by these subsidiaries are subject to various levels of regulation under U.S. federal securities laws administered by the SEC and under certain state securities laws.
The investment advisory activities of SLF Inc.’s U.S. subsidiaries are subject to federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders. MFS and certain of SLF Inc.’s other U.S. subsidiaries are investment advisors registered under the Investment Advisers Act of 1940, as amended (Advisers Act), and, as such, are regulated by and subject to examination by the SEC. The Advisers Act imposes numerous obligations on registered investment advisors, including fiduciary duties, recordkeeping and reporting requirements, operational requirements and disclosure obligations. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from censure to limitations on the investment advisor’s activities to termination of an investment advisor’s registration. Certain investment companies managed by such investment advisor subsidiaries, including the MFS funds, are registered with the SEC under the Investment Company Act of 1940, as amended, (1940 Act) and the Securities Act of 1933, as amended (Securities Act). Certain annuity contracts and insurance policies issued by SLF Inc.’s U.S. subsidiaries are also registered under the 1940 Act and the Securities Act, and are regulated as investment companies. The investment companies are qualified for sale as needed in certain states in the United States and the District of Columbia, and in certain foreign countries. Marketing and sales of any securities issued by these investment companies are subject to the Securities Exchange Act of 1934, as amended (Exchange Act), and regulations promulgated by the Financial Industry Regulatory Authority, Inc. (FINRA).
Sun Life Assurance Company of Canada (U.S.) files periodic reports with the SEC under the Exchange Act. Certain of SLF Inc.’s U.S. subsidiaries are registered as broker-dealers under the Exchange Act and are subject, for example, to the SEC’s net capital rules, and are members of, and subject to regulation by, FINRA. Certain other U.S. subsidiaries of SLF Inc. are registered as transfer agents under the Exchange Act.
Certain U.S. subsidiaries of SLF Inc. issue fixed index annuities which are currently not required to be registered under the Securities Act. The SEC by a 4-1 vote at its meeting on December 17, 2008 adopted Rule 151A to be effective January 12, 2011. Rule 151A requires SEC registration and regulation of these products as securities rather than exclusively as insurance products.
United Kingdom
Insurance Regulation
SLF Inc.’s U.K. life insurance subsidiary, Sun Life Assurance Company of Canada (U.K.) Limited (Sun Life (U.K.)) carries on certain regulated activities as principal and by way of business in the United Kingdom in relation to long-term contracts of insurance and, therefore, is required to be authorized and regulated under the Financial Services and Markets Act 2000 (FSM Act) by the Financial Services Authority (FSA). All insurance companies authorized under the FSM Act are required to conduct their business in accordance with the senior management arrangements, systems and controls, prudential and conduct of business rules and guidance set out in the FSA Handbook of Rules and Guidance (FSA Handbook), including the Principles for Businesses contained in the High Level Standards of the FSA Handbook. These include a requirement for firms, including insurance companies authorized under the FSM Act, to maintain systems, procedures and controls appropriate to the nature, scale and complexity of their business, to conduct their business with due regard to the interests of their customers and to treat them fairly. Insurance companies that are authorized under the FSM Act are also required under the General Prudential Sourcebook (‘GENPRU’) and the Prudential Sourcebook for Insurers (‘INSPRU’) (which are part of the FSA Handbook) to file their accounts and balance sheets and other information in the prescribed form with the FSA on an annual basis (with certain information now required to be submitted semi-annually). The regulatory requirements determined at the European Union level are also enacted in the United Kingdom. As a member of the European Union, the United Kingdom is subject to European regulation and a number of relevant European Commission Directives that have been published. While being authorized and regulated by the FSA, Sun Life (U.K.) is also required to comply with the conduct of business standards of the Irish Financial Services Regulatory Authority (IFSRA) in respect of the Company’s book of Irish policies, which are in run-off.
Long-term Assets and Liabilities
In accordance with the rules set out in the FSA Handbook, Sun Life (U.K.) is required to maintain a separate account and records in respect of its long-term insurance business and to apply the assets and liabilities attributable to its long-term insurance

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business to a long-term insurance fund, separate from the assets and liabilities attributable to its non-life insurance business, if any, or to shareholders. Within its long-term insurance fund, Sun Life (U.K.) maintains separate sub-funds in respect of assets and liabilities attributable to its participating insurance business and to its non-participating insurance business, respectively. The FSA rules set out in the INSPRU impose restrictions on Sun Life (U.K.) from applying assets attributable to its long-term insurance business for purposes other than its long-term business.
Capital Resources Requirements
The FSA requires that insurance companies authorized under the FSM Act satisfy the capital resource requirements set out in the INSPRU. The INSPRU requires insurers to meet the higher of two capital adequacy standards. The first is the long-term insurance capital requirement, which is prescriptive and based on European Commission minimum solvency requirements. The second is the individual capital adequacy framework, which requires each insurer to self-assess what an appropriate amount of capital would be for their business to hold, taking into account the various risks that the insurer faces. The FSA reviews this self-assessment and gives the insurance company individual capital guidance (i.e. the amount of any additional capital the FSA believes the company should hold), where appropriate.
Failure to maintain adequate capital resources is one of the grounds on which the FSA may exercise its wide powers of intervention provided for in the FSM Act. Currently, Sun Life (U.K.) meets its capital resources requirements in the United Kingdom.
Restrictions on Dividends and Capital Transactions
Insurance companies in the United Kingdom are subject to the provisions of the Companies Act 1985 governing the payment of dividends, which prevent any distribution by a company except out of profits available for this purpose. In addition, Sun Life (U.K.) is prohibited from transferring any assets maintained in the account for participating policies to its shareholders and can only pay dividends out of non-participating surplus once this has been transferred from the long-term fund to the shareholders’ fund after the annual valuation.
Financial Ombudsman Service
The FSM Act provides for the establishment of an Ombudsman service to provide consumers with a free, independent service to enable disputes with financial firms to be resolved. The rules defining how the Financial Ombudsman Service (FOS) operates are written by the FSA, however, although the two organizations operate closely together, they are operationally independent. The FOS is funded partly by a statutory levy on authorized firms and partly by a case fee in respect of cases referred to it.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS) established under the FSM Act provides for the protection of certain individual financial services customers in the United Kingdom who may be affected by the inability of financial services companies, including insurance companies, who carry on regulated business in the United Kingdom to meet their liabilities. The FSCS is funded by statutory levies on authorized and regulated companies.
Intervention
The FSA has extensive powers to intervene in the affairs of an authorized insurance company. These include the power to fine the insurance company and to vary or cancel its permission to carry on regulated activities in the United Kingdom, to request information or documents and to investigate the business of the insurance company and to require the company to take appropriate actions in order to satisfy required threshold conditions for authorization. In addition, the FSA operates its Approved Persons regime wherein named individuals are approved by the FSA to perform certain defined functions. They are required to adhere to specific principles of behaviour and may be subject to a range of censures for breaches of these principles.
Regulatory Methodology
The FSA has adopted a risk and principles based regulatory methodology. Where possible, its focus is towards the outcomes achieved by firms and individuals, rather than primarily applying a prescriptive, rules-based regime to regulate processes. A notable example of this emphasis is the FSA’s Treating Customers Fairly initiative. All firms must comply with this by the end of 2008, and this will be a major factor within the scope of regulatory reviews in 2009. The current major future reform proposal is the European Union’s Solvency II Directive. This would implement a far-reaching change to insurance companies’ regulatory framework. The intention is to implement firm-specific and risk-based solvency requirements to better reflect the risks that companies face. There is potential for reduced capital requirements where firms can demonstrate appropriate risk

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management systems and sound internal controls. This would also amend the current supervisory system so that it is consistently implemented across all member states. The rules for Solvency II remain in draft, although it is expected that Solvency II will be implemented in 2012.
Other Jurisdictions
In each of the countries in which subsidiaries or joint ventures of Sun Life Financial operate, local regulatory authorities supervise and monitor their business and financial condition. In a number of countries, certain insurance subsidiaries or joint ventures are required to meet specific minimum working and regulatory capital requirements.
Risk Factors
Risk factors have an impact on the value of the Company. Effective risk management is one of the ways Sun Life Financial protects and enhances value by providing a risk framework to maximize opportunity, minimize exposure, and limit uncertainty. Risk is not necessarily eliminated, but it needs to be managed to achieve the Company’s overall corporate objectives.
Further explanation of Sun Life Financial’s risk management approach and the categories of risk relating to Sun Life Financial and its businesses, and the accounting and actuarial assumptions and estimates used by Sun Life Financial in the preparation of its financial statements, can be found in the sections under Risk Management, Accounting Policies and Critical Accounting Estimates sections in SLF Inc.’s 2008 MD&A, available on SEDAR at www.sedar.com and with the SEC at www. sec.gov. and is incorporated herein by reference.
Credit Risk
Credit risk is the uncertainty of receiving amounts Sun Life Financial ise owed from its financial counterparties. Sun Life Financial is subject to credit risk arising from issuers of securities held in the Company’s investment portfolio, debtors (e.g. mortgagors), reinsurers, derivative counterparties, other financial institutions (e.g. amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating otherwise deteriorates.
Continued volatility in the capital markets, including deteriorating credit, may also have a significant impact on the value of the fixed income assets in Sun Life Financial’s investment portfolio. Events that result in defaults, impairments or downgrades of the securities within the investment portfolio would cause Sun Life Financial to record realized or unrealized losses and increase its provisions for asset default, adversely impacting earnings.
As part of its overall risk management strategy, Sun Life Financial maintains various hedging programs that employ the use of derivatives. Market conditions determine the availability and cost of the derivative protection. Although Sun Life Financial deals primarily with highly rated counterparties, a counterparty’s insolvency, inability or unwillingness to make payments under the terms of the derivative agreement could have an adverse effect on Sun Life Financial’s business.
Sun Life Financial purchases reinsurance for certain risks underwritten by its various insurance businesses. Reinsurance does not relieve Sun Life Financial’s insurance businesses of their direct liability to policyholders and accordingly, the Company bears credit risk with respect to its reinsurers. Although Sun Life Financial deals primarily with highly rated reinsurers, a deterioration in these credit ratings, or reinsurer insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreement could have an adverse effect on the Company’s profitability and financial position.
Equity Market Risk
Equity risk is the potential for financial loss arising from price changes or volatility in equity markets. It arises when the market value of assets and liabilities change due to equity market movements without being offset elsewhere.
Equity market price declines and/or volatility impacts both assets and liabilities and, hence, could have an adverse effect on Sun Life Financial’s business, profitability and capital requirements in several ways.
Sun Life Financial derives a portion of its revenue from fee income generated by its asset management businesses and on certain insurance and annuity contracts where fee income is levied on account balances that directionally move in line with general equity market levels. Fee income is assessed as a percentage of assets under management and, therefore, varies directly with the value of such assets. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on the Company’s revenue and net income. In addition, declining and volatile equity markets

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may have a negative impact on sales and redemptions (surrenders) for this business, resulting in further adverse impacts on the Company’s net income and financial position.
Sun Life Financial has direct exposure to equity markets as a result of the investments supporting general account liabilities, surplus and employee benefit plans. These positions would further contribute to the adverse impact that downturns in equity markets have on Sun Life Financial’s overall profitability and capital.
Various insurance and annuity products contain guarantees which may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds. For example, the Company offers variable annuities with guaranteed minimum death benefits and guaranteed minimum withdrawal benefits. Sun Life Financial has also assumed this risk through reinsurance transactions, with respect to certain variable annuity policies issued by other insurance companies. The cost of providing for these guarantees increases under volatile and declining equity market conditions, resulting in negative impacts on net income and capital.
Sun Life Financial has implemented hedging programs, involving the use of derivative instruments, in order to reduce its exposure to equity risk. These programs are primarily focused on hedging a portion of the costs associated with providing the above referenced variable annuity guarantees. The general availability and cost of these hedging instruments may be adversely impacted by volatile and declining equity and interest rate market conditions. In addition, these hedging programs may themselves expose the Company to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying equity exposure), derivative counterparty credit risk (see Credit Risk section), model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact the Company’s profitability and financial position.
Other Market Risks — Sun Life Financial has real estate and private equity investments supporting general account liabilities and surplus. Real estate risk is the risk of financial loss arising from ownership of, or loans on, real property, leasehold interest, ground rents and purchase and leaseback transactions. Real estate risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. The timing and amount of income from private equity investments is difficult to predict, and therefore investment income from these investments can vary from quarter to quarter. Fluctuations in the value of these asset types will also impact the Company’s profitability and financial position.
Interest Rate Risk
Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates (including credit spreads), when asset and liability cash flows do not coincide.
Significant changes or volatility in interest rates and/or credit spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Rapid increases in interest rates and/or widening credit spreads may increase the risk that policyholders will surrender their contracts, forcing the Company to liquidate investment assets at a loss and accelerate recognition of certain acquisition expenses. While Sun Life Financial has established hedging programs and its insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses on asset sales. Conversely, rapid declines in interest rates and/or narrowing credit spreads may result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields. Any of the events outlined above may have an adverse impact on Sun Life Financial’s profitability and financial position.
Lower interest rates and/or anarrowing of credit spreads can also cause compression of the net spread between interest earned on investments and interest credited to policyholders. As well, certain products have explicit or implicit interest rate guarantees (in the form of settlement options, minimum guaranteed crediting rates and guaranteed premium rates) and, if investment returns fall below those guarantee levels, the Company may be required to increase actuarial liabilities, negatively affecting net income and capital. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received.
A sustained low interest rate environment may adversely impact primary demand for a number of our core insurance offerings, requiring a significant repositioning of our product portfolio. This may contribute to adverse developments in revenues and cost trends and, hence, overall profitability.
Credit spreads on corporate bonds and asset-backed securities have widened significantly in 2008. A further (or prolonged) widening of credit spreads may have a material impact on the value of fixed income assets, resulting in further (or prolonged) depressed market values. A decrease in the market value of assets due to credit spread widening may lead to losses in the event of the liquidation of assets prior to maturity. In contrast, credit spread tightening may result in reduced investment income on new purchases of fixed income assets.

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Sun Life Financial also has direct exposure to interest rates and credit spreads from investments supporting other general account liabilities (without interest guarantees), surplus and employee benefit plans. Lower interest rates and/or a narrowing of credit spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates and/or wider credit spreads will reduce the value of the Company’s existing assets.
Sun Life Financial has implemented hedging programs, involving the use of derivative instruments, in order to reduce its exposure to interest rate risk. The general availability and cost of these hedging instruments may be adversely impacted by changes in interest rate levels and volatility. In addition, these hedging programs may themselves expose the Company to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying equity exposure), derivative counterparty credit risk (see Credit Risk section), model risk and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact the Company’s profitability and financial position.
Risk of Sustained Economic Downturn
During 2008, global capital markets continued to deteriorate, leading to the current global economic downturn. A sustained global economic downturn characterized by higher unemployment, lower family incomes and corporate earnings, lower consumer spending and business investment could have multiple effects on the Company’s business, including reduced demand for Sun Life Financial’s financial and insurance products, and an increased likelihood of higher surrenders/redemptions and insurance claims (e.g. increased incidence and reduced termination rates in respect of disability related claims).
Furthermore, a prolonged economic downturn may give rise to a higher level of strategic risks including those associated with industry restructuring and the changing mergers and acquisitions profile, new competitive dynamics and significant changes in the legal, regulatory and tax regime within which Sun Life Financial’s businesses operate.
Moreover, the capital market conditions generally associated with a sustained economic downturn increases the risk profile of many of the financial and market risks outlined in other sections of this disclosure. As a result, this risk should be considered in conjunction with other specific risk factors described in this section of the Annual Information Form (AIF) including, in particular, credit risk, equity market risk, interest rate risk and liquidity risk.
Liquidity Risk
Liquidity risk is the risk of not having cash available to fund all commitments as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. For SLF Inc. this risk also includes restrictions on the ability to efficiently allocate required capital among its subsidiaries because of various market and regulatory constraints on the movement of funds. Sun Life Financial’s funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (maturities, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets and dividends and interest payments from its subsidiaries.
Under stress conditions, significant increases in funding obligations can occur in conjunction with material reductions in cost effective sources of available cash inflow. In particular, adverse stress scenarios would involve significant increases in policyholder cash surrenders and terminations and decreases in the amounts of premiums and deposits being generated by existing and new customers. Adverse capital market conditions may be associated with a material reduction in available market liquidity and clearing prices for expected asset sales, and reductions in the level of cash inflows (dividends, interest payments and expected maturities) on continuing portfolio investments. These developments could have an adverse effect on the Company’s financial position and results of operations.
The Company engages in various transactions including securities lending, repurchase agreements and other capital markets transactions to meet short-term cash requirements. The cost and the Company’s ability to execute these transactions may be negatively impacted by illiquid or volatile markets. Continued disruption in the financial markets may limit the Sun Life Financial’s access to capital in the event the Company is required to seek additional liquidity to operate its businesses. This will result in increased costs to raise capital coupled with less desirable terms or maturities which would decrease future profitability and financial flexibility.
Sun Life Financial has various reserve financing transactions under which it may be required to pledge collateral or to make payments to its counterparties for the decline in the market value of specified assets. The amount of collateral or payments may increase under certain circumstances, which could adversely affect the Company’s liquidity.

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ANNUAL INFORMATION FORM 2008
Sun Life Financial currently utilizes capital markets solutions to fund a portion of its statutory reserve requirements. The availability of these reserve funding structures in the current marketplace has become increasingly limited. If capacity remains limited for an extended period of time, the Company’s ability to generate additional business in a cost effective manner may be impacted.
Sun Life Financial Inc. is a holding company for its insurance and wealth management subsidiaries and does not have significant operations of its own. Dividends and interest payments from its subsidiaries are its principal sources of cash. If the cash received from its subsidiaries is insufficient, then the Company will be required to raise debt or equity externally or sell some of its assets. The Company is subject to various regulations in the jurisdictions in which it operates. The ability of Sun Life Financial and its subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances.
Capital Adequacy Risk
Capital adequacy risk is the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to support ongoing operations and to take advantage of opportunities for expansion.
The strength of Sun Life Financial’s capital position depends in part upon the level of and changes in interest rates, credit spreads, equity prices, mortality and morbidity experience, currency rate fluctuations and the overall profitability of the Company.
Declining equity markets, downgrades, lower interest rates coupled with widening credit spreads on corporate bonds and asset backed securities, lower earnings and inability to access the capital markets on a timely basis will result in an increase in required capital and or reductions in available capital, thereby impairing the Company’s financial position.
Given the current instability in the capital markets, regulators worldwide have been working to ensure that existing capital regimes appropriately provide for risks assumed while ensuring that the institutions under their jurisdictions have sufficient flexibility to operate in the current environment. Three recent changes by the Office of the Superintendent of Financial Institutions (OSFI) will help mitigate the impact of the current economic environment. The first change reduces volatility in the capital required to support segregated fund guarantees by distinguishing between lower capital required to support distant policyholder payments and higher capital to support near-term policyholder obligations. The second change recognized the long-term nature of a life insurance company’s invested assets by allowing life insurance companies to immediately elect to exclude unrealized gains and losses on available-for-sale debt securities from the determination of available capital thus reducing the short-term volatility in the level of available capital. Finally, the requirement to hold capital for interest margin pricing risk was eliminated because OSFI considered that this risk was sufficiently covered through other capital requirements. Regulators in other jurisdictions in which the Company operates have also enacted changes that have provided capital relief where warranted.
Financial Strength and Credit Ratings
Financial strength and credit ratings risk is the risk of a downgrade by rating agencies of Sun Life Financial’s financial strength and/or credit ratings.
Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under insurance policies. The financial strength ratings of Sun Life Financial Inc.’s insurance company subsidiaries are a key competitive factor in marketing products and in attracting and retaining agents and distributors. Should the financial strength rating of one or more of those subsidiaries decline materially, the Company’s competitive position could be negatively impacted.
In addition, rating agencies also publish issuer credit ratings for certain Sun Life Financial companies, which have an impact on the interest rates paid by those companies on borrowed funds. A material downgrade in the issuer credit ratings could limit the Company’s access to capital or increase the cost of borrowing and may have an adverse effect on its financial condition and results of operations through loss of sales, higher levels of surrenders and withdrawals, higher reinsurance and may potentially require the Company to reduce prices for products and services to remain competitive.
Sun Life Financial has established financing arrangements that support medium term note programs and the excess NAIC statutory reserves required for universal life policies issued by Sun Life Assurance in the United States. These financings, in addition to others, are treated as operating leverage by the rating agencies. If, due to a change in rating agency methodology or position, the rating agencies immediately cease to treat these financings as operating leverage, without providing any grandfathering provisions, there may be an adverse impact on the Company and its subsidiaries’ ratings.

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ANNUAL INFORMATION FORM 2008
Mergers Acquisitions and Divestitures
Sun Life Financial regularly explores opportunities to selectively acquire other financial services businesses in support of its growth and strategy goals. These transactions introduce the risk of financial loss due to a potential failure to achieve the expected financial or other strategic objectives.
There is risk that Sun Life Financial may be unable to make an appropriate acquisition in a desired market or business, and consequently this could adversely impact the Company’s ability to compete effectively in certain markets due to a lack of scale.
The success of these acquisitions depends on a number of factors. In particular, Sun Life Financial could experience client losses, surrenders or withdrawals that prove to be materially different from those anticipated in pricing the transaction. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired business with the Company’s existing operations. There could also be unforeseen liabilities or asset impairments, including goodwill impairments that arise in connection with the past or future acquisitions or divestitures of businesses. Losses could arise from a failure in the due diligence process, failed integration/execution of the transaction, due to the inappropriate choice of acquisition target or due to mis-estimation and/or deterioration in any key experience factors or assumption upon which the transaction was based. There is no assurance that the Company will achieve its financial or strategic objectives or anticipated cost savings following an acquisition.
The purchase and sale agreements that generally support acquisition transactions typically include various indemnifications provided from the seller to the acquiring entity. The Company would therefore be exposed to the credit risk of the selling party with respect to their ability to perform under these contracts if an indemnification trigger were to occur.
The Company may also periodically choose to divest itself of all or part of certain businesses. There is a risk of issues or errors occurring during the process of transitioning the business from Sun Life Financial to a new provider. A failed or ineffectively executed divestiture could impair the financial position of the Company. Further, the Company could also be exposed to potential future obligations if an indemnification trigger were to occur.
Investment Performance
Investment performance risk is the risk that Sun Life Financial fails to achieve the desired return objectives on its investment portfolio, and/or that its asset management businesses fail to achieve competitive returns on products such as mutual funds. Failure to achieve investment objectives may adversely affect the Company’s revenue and growth prospects for its asset management businesses, investment income on general account investments and overall profitability.
The performance of Sun Life Financial’s investment portfolio depends in part upon the level of and changes in interest rates, credit spreads, equity prices, real estate values, the performance of the economy in general, the performance of the specific obligors included in these portfolios and other factors that are beyond the Company’s control. Changes in these factors can affect Sun Life Financial’s net investment income in any period and such changes could be substantial.
Investment performance, along with achieving and maintaining superior distribution and client services, is critical to the success of Sun Life Financial’s wealth management businesses. In addition, poor investment performance by the Company’s wealth management operations could adversely affect net sales and redemptions, and reduce the level of assets under management, potentially adversely impacting the Company’s revenues and income.
Mortality and Morbidity
Mortality and morbidity risk is the risk of incurring higher than anticipated mortality and morbidity claim losses. This risk can arise in connection with an increase in frequency and/or average severity of realized claims.
Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, underwriting process failure or through the development of investor owned and secondary markets for life insurance policies. Sun Life Financial is exposed to the catastrophic risk of natural environmental disasters (e.g. earthquakes), man-made events (acts of terrorism, military actions, inadvertent introduction of toxic elements into the environment) as well as pandemics such as the avian flu.
These factors could result in a significant increase in mortality and/or morbidity experience above the assumptions used in pricing and valuation of products, leading to a material adverse effect on the Company’s profitability and financial position.
During economic slowdowns, such as the one currently being experienced, the risk of adverse morbidity experience increases from the impact of the shifting nature of disabilities and cyclical economic outcomes. This introduces the potential for adverse financial volatility in disability results.

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ANNUAL INFORMATION FORM 2008
Changes in Legislation and Regulations
Most of Sun Life Financial’s businesses are subject to extensive regulation and supervision. Changes in laws, regulations, or government policies, or in the manner in which they are interpreted or enforced, could have an adverse effect on the Company’s business and operations.
As a result of the current global financial crisis, there is increasing co-operation between international financial authorities. Potential impacts of new Canadian and/ or International regulatory or legal requirements may adversely affect Sun Life Financial. This, along with the changing role of governments who are participating more directly in the business sector (e.g. equity participation) could adversely impact the Company’s business.
Changes in accounting, capital and disclosure standards will impact our business, reporting, accounting processes, decision making and costs. There is also a continued expectation for enhanced transparency and disclosure through international standards such as International Financial Reporting Standards (IFRS), Basel, and Solvency II Pillar 3.
In the U.S. the valuation, capital and accounting rules are regulated by our states of domicile and the other jurisdictions in which Sun Life Financial does business. Model laws and regulations are promulgated by the National Association of Insurance Commissioners (NAIC), but individual jurisdictions can and do have rules that differ, increasing the difficulty of ensuring compliance. As well, NAIC’s standards, including those for reserves and capital, are continually in a state of flux. For example, under NAIC rules, U.S. insurance companies are entitled to credit for statutory reserves for various policies that are reinsured by unaccredited reinsurers to the extent that those obligations are secured by letters of credit, assets held in trust or other acceptable security. Sun Life Financial provides letters of credit and assets in trust as security to support certain affiliated reinsurance transactions related to universal life policies issued by the Company in the U.S. Changes in the NAIC rules or in Sun Life Financial’s ability to purchase or renew letters of credit could require the Company’s U.S. operations to increase its NAIC statutory reserves, incur higher operating costs and/or reduce sales of affected products.
Sun Life Financial currently has an effective income tax rate that is lower than the Canadian statutory income tax rate for corporations. This lower effective income tax rate is predominantly the result of lower tax rates on income in foreign jurisdictions and tax exempt investment income. Changes in tax legislation, regulations, tax treaties, jurisprudence, or tax authority interpretations could have an adverse effect on Sun Life Financial by either increasing the effective tax rate or by impacting consumer preference for the Company’s products.
As a result of the current global financial turmoil, regulators in many countries are reviewing their requirements and considering potential changes. There can be no assurance that changes to regulatory requirements will not adversely affect Sun Life Financial’s businesses in certain countries. Further, in Canada, the federal government is reviewing its policies concerning bank and insurance affiliations and the distribution of insurance products through bank branches and may elect to remove the current restrictions on such affiliations or distribution. The ability of banks to affiliate with insurance companies or, in Canada, to distribute insurance products through their branches, may materially adversely affect all of the Company’s products by increasing the number and financial strength of potential competitors.
The life insurance industry is closely regulated, and as new and more complex products are introduced, regulators refine capital requirements and introduce new reserving standards for the industry. These regulations can potentially impact the reserve and capital requirements of Sun Life Financial and result in an adverse impact on the Company’s financial flexibility and capital position. For more details please refer to the Capital Risk section in this Annual Information Form (AIF).
Legal, Regulatory and Market Conduct Matters
Failure to comply with laws, or to conduct Sun Life Financial’s business consistent with changing regulatory or public expectations could adversely impact the Company’sreputation and may lead to regulatory proceedings, penalties and litigation. Sun Life Financial’s business is based on public trust and confidence and any damage to that trust or confidence could cause customers not to buy, or to redeem, the Company’s products. The Company also faces a significant risk of litigation in the ordinary course of operating its business including the risk of class actions.
Insurance and securities regulatory authorities in certain jurisdictions regularly make inquiries, conduct investigations and administer market conduct examinations with respect to insurers’ compliance with applicable insurance and securities laws and regulations. As well, certain regulatory authorities, industry groups and rating agencies have developed initiatives regarding market conduct. In recent years, financial services regulators in many of the countries in which Sun Life Financial operates have raised issues and commenced regulatory inquiries, investigations and proceedings with respect to current and past business practices in the financial services industry, and have given greater emphasis to the investigation of those practices. Investigations have been made into the payment of commissions and other fees to intermediaries, market timing and late trading in investment funds, sales of mortgage endowment and pension products in the United Kingdom, allegations of improper life insurance pricing and sales practices by life and annuity insurers. Current and future investigations, examinations and regulatory settlements and civil actions arising out of such matters could adversely affect Sun Life Financial’s reputation

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ANNUAL INFORMATION FORM 2008
and its profitability and future financial results. In addition, there is heightened litigation risk generally arising from the conduct of business in certain jurisdictions.
Product Design and Pricing
Product design and pricing risk arises from deviations in assumptions used in the pricing of products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, policyholder behaviour, sales levels, mix of business, expenses and taxes. Although some of Sun Life Financial’s products permit it to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on the Company’s results of operations. In addition, some of the Company’s products are designed to utilize external funding structures to partially support local statutory reserve requirements. A loss or reduction in external funding capacity could adversely affect the profitability of these products.
Products which offer complex features, options and/or guarantees require increasingly complex pricing models, methods and/or assumptions leading to additional levels of uncertainty. The risk of mis-pricing increases with the number and inherent volatility of assumptions needed to model a product. Past experience data supplemented with future trend assumptions may be poor predictors of future experience. Lack of experience data on new products or new customer segments increases the risk that future actual experience unfolds differently from expected assumptions. External environmental factors may introduce new risk drivers which were unanticipated during product design and have an adverse result on the financial performance of the product. Policyholder sophistication and behaviour in the future may vary from what is assumed at the time the product is designed adversely affecting the financial performance of a product.
Reinsurance Markets
As part of its overall risk management strategy, Sun Life Financial purchases reinsurance for certain risks underwritten by its various insurance businesses. Reinsurance markets risk is the risk of financial loss due to adverse developments in reinsurance market conditions. It also includes credit risk in respect of exposures ceded to reinsurance counterparties (see Credit Risk section).
Changes in reinsurance market conditions may adversely impact the availability and/or cost of maintaining existing or securing new requisite reinsurance capacity, with adverse impacts on profitability. This could also adversely affect the Company’s willingness and/or ability to write certain lines of future business.
Reinsurance does not relieve Sun Life Financial’s insurance businesses of their direct liability to policyholders and accordingly, the Company bears credit risk with respect to its reinsurers. Although Sun Life Financial deals primarily with highly rated reinsurers, deterioration in these credit ratings, or reinsurer insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreement could have an adverse effect on the Company’s profitability and financial position.
Policyholder Behaviour
Policy behaviour risk is the risk of financial loss due to the mis-estimation or deterioration in the behaviour of policyholders with regard to lapse of policies or exercise of other embedded policy options.
Many of Sun Life Financial’s products include some form of embedded policyholder option. These could range from simple options relating to surrender/termination to more complex options relating to payment of premiums, or embedded options relating to various benefit and coverage provisions. Changes in the relatively frequency or pattern with which these options are elected (relative to those assumed in the pricing and valuation of these benefits) could have an adverse impact on Sun Life Financial’s profitability and financial position.
Systemic forms of policyholder behaviour risk could also arise with the development of investor owned and secondary markets for life insurance policies.
Distribution Channels
The inability of Sun Life Financial to attract and retain intermediaries and agents to distribute the Company’s products could materially impact sales and results of operations.
Sun Life Financial distributes its products through a variety of distribution channels, including direct sales agents, managing general agents, independent general agents, financial intermediaries, broker-dealers, banks, pension and benefits consultants and other third-party marketing organizations. The Company competes with other financial institutions to attract and retain

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ANNUAL INFORMATION FORM 2008
these intermediaries and agents on the basis of products, compensation, support services and financial position. Sun Life Financial’s sales and results of operations could be materially adversely affected if it is unsuccessful in attracting and retaining these intermediaries and agents.
Distribution channels are growing rapidly in some businesses in certain countries, which may heighten the risks of market conduct and channel conflicts or overlaps.
Foreign Currency Exchange Rate Risk
Foreign currency exchange rate risk is the potential for financial loss arising from changes or volatility in foreign currency exchange rates. It arises from currency mismatches between the Company’s assets and liabilities (inclusive of capital) and from cash flow currency mismatches. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange trading, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations.
As an international provider of financial services, Sun Life Financial operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect Sun Life Financial’s net income and surplus when results in local currencies are translated into Canadian dollars. In general, a weakening in the local currency of the Company’s foreign operations relative to the Canadian dollar will have a negative impact on Sun Life Financial’s net income.
Operations in Asia
The future success of Sun Life Financial’s businesses in Asia depends in large part on the Company’s ability to compete in disparate markets. Challenges in these markets include Sun Life Financial’s ability to attract and retain qualified employees and executives with local experience and critical skills, political, legal or other risks, risks associated with joint venture operations, and asset/ liability management risk.
If Sun Life Financial is unable to attract, retain and engage qualified employees and executives with local experience and critical business skills, its ability to grow its business in Asia as quickly as planned may be limited. Competition for qualified employees in Asian markets continues to be strong and could adversely impact the Company’s ability to attract and retain talent.
The Company’s international operations may face political, legal, operational or other risks that are not faced in Sun Life Financial’s domestic operations. Examples of this type of risk are the risk of discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that could prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies the Company holds into Canadian dollars or other currencies.
Capital markets in certain Asian markets do not have the same depth, liquidity or range of investments options generally available in other markets in which the Company operates. In particular, the more limited availability of long-duration assets exposes our Asian operations to higher asset-liability management costs and potential risk.
Sun Life Financial’s joint venture operations in India and China have risks generally associated with joint venture relationships. For example, allocation of control among, and continued co-operation between, the joint venture participants may be adversely affected by new or existing regulations in the markets in which the joint ventures operate. A temporary or permanent disruption to these arrangements could have an adverse effect on the Company’s results of operations.
Competition
Competition from financial services companies, including banks, mutual fund companies, financial planners, insurance companies and other providers is intense, and could adversely affect Sun Life Financial’s business in certain countries.
The businesses in which Sun Life Financial engages are highly competitive, with several factors affecting the Company’s ability to sell its products, including price and yields offered, e-business capabilities, financial strength ratings, range of product lines and product quality, claims-paying ratings, brand strength and name recognition, investment management performance, historical dividend levels and the ability to provide value added services to distributors and customers. In certain markets, some of our competitors may be superior to Sun Life Financial on one or more of these factors, for example, the strength of distribution arrangements or the ability to offer a broader product array.

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Product development and product life cycles have shortened in many product segments, leading to more intense competition with respect to product features. This increases product development and administrative costs and reduces the time frame over which capital expenditures can be recovered. Regulatory and compliance costs also generally rise with increases in the range and complexity of Sun Life Financial’s product portfolio.
Sun Life Financial has many large and well-capitalized competitors with access to significant resources. Among other things, the competition in these industries throughout the world has resulted in a trend towards the global consolidation of the financial services industry including, in particular, the insurance, banking and investment management sectors. To the extent that consolidation continues, Sun Life Financial will increasingly face more competition from large, well-capitalized financial services companies in each jurisdiction in which it operates. Larger companies have the ability to heavily invest in fundamental activities for sustained profitable growth and superior customer service in the life insurance industry such as brand equity, product development, technology, risk management, and distribution capability. There can be no assurance that this increasing level of competition will not adversely affect Sun Life Financial’s businesses in certain countries.
Many of Sun Life Financial’s insurance products, particularly those offered by the group segment, are underwritten annually. Given this relatively high frequency of renewal activity, this business may be particularly exposed to adverse persistency through market competitive pressures.
Different accounting bases of reporting (e.g. Canadian GAAP, U.S. GAAP, etc. in different countries) may create differences in reported earnings, and Sun Life Financial may be at a disadvantage compared to some of its competitors in certain of its businesses.
Model Risk
Model risk refers to financial or non-financial losses resulting from the use of financial models. All models are subject to model risk.
The Company makes extensive use of financial models in a wide range of business applications including product development and pricing, capital management, valuation, financial reporting, planning, hedging and risk management.
Model risk can arise from many sources including inappropriate methodologies, inappropriate assumptions or parameters, incorrect use of source data, inaccurate or untimely source data, incorrect application or operator errors. Increasing product complexity due to new features and regulatory expectations is driving more complex models, which may increase the risk of error. If the assumptions are erroneous, or data or calculation errors occur in the models, this could result in a negative impact on the Company’s results of profitability and financial position.
Sun Life Financial’s reinsurance operations rely on its clients to provide timely and accurate data. Erroneous or untimely reporting of data from these clients may result in inaccurate model calculations and valuations and create volatility in Sun Life Financial’s earnings. The nature of the retrocession industry is such that there is reliance on the original underwriting decisions made by Sun Life Financial’s clients. It is not possible to provide assurance that these processes or those of Sun Life Financial’s clients will adequately control business quality or establish appropriate pricing.
Many of the Company’s methods and models for managing risk and exposures are based upon the use of observed historical precedent for financial market behaviour, credit experience and insurance risks. As a result, these methods may not fully predict future risk exposures, which can be significantly greater than the Company’s historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophic occurrence or other matters that is publicly available or otherwise accessible to us; however, this information may not always be accurate, complete, up-to-date properly evaluated or necessarily indicative of ultimate realized experience.
Longevity
Longevity Risk is the potential for economic loss, accounting loss or volatility in earnings arising from uncertain ongoing changes in rates of mortality improvement, or a major medical breakthrough extending human life to extremes. Longevity risk affects contracts where benefits are based upon the likelihood of survival, (i.e. annuities, pensions, pure endowments, and specific types of health contracts).
Many of Sun Life Financial’s wealth management products provide benefits over the policyholder’s continued lifetime. Higher than expected ongoing improvements in policyholder life expectancy could therefore increase the ultimate cost of providing these benefits, thereby requiring a strengthening in policyholder liabilities, resulting in reductions in net income and capital.

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ANNUAL INFORMATION FORM 2008
Business Continuity
Sun Life Financial’s businesses are dependent on operational processes and computer and Internet-enabled technology. This reliance exposes Sun Life Financial to disruption of its systems by power or other utility outages, fires, floods, severe storms, terrorism and other man-made attacks, natural disasters and other events. In addition to system disruption, these unanticipated events, plus others (e.g. disease pandemics) also can directly affect staff, preventing them from getting to work or from operating business processes.
Although Sun Life Financial has implemented and periodically tests its business continuity, crisis management and disaster recovery plans, a sustained failure of one or more of Sun Life Financial’s key business processes or systems could materially and adversely impact Sun Life Financial’s business and operations, and its employees. In addition, because some of Sun Life Financial’s business processes are performed by third parties and some of the Company’s systems interface with and are dependent on third-party systems, the Company could experience service interruptions if third party operations or systems fail or experience interruptions.
Information System Security and Privacy/ System & Control Failure
A serious security breach of Sun Life Financial’s systems or the information stored, processed or transmitted on these systems could damage the Company’s reputation or result in liability. Sun Life Financial may be vulnerable to physical break-ins, computer viruses, system break-ins by “hackers”, programming and/or human errors, fraud or similar disruptive problems. There is also a risk that certain internal controls could fail due to human or system error, which could create and/ or exacerbate the consequences from such events. Such events could have an adverse effect on the Company’s results of operations and reputation.
Sun Life Financial retains data used for business transactions, financial reporting, as well as personal information about its customers and employees in its computer and other record retention systems, and also enables customer on-line access to certain products and services. Although the Company has implemented extensive security measures to safeguard the confidentiality, integrity and availability of information, it is not possible to fully eliminate security and privacy risk.
Sun Life Financial periodically needs to update or change its systems to meet business needs. Although every reasonable precaution to ensure these changes succeed, it is not possible to fully eliminate the risk of business disruption. Some of these changes or upgrades are extremely complex and there is a chance that an undetected technical flaw may be present that, when implemented, stops or disrupts critical information technology systems or business applications.
Dependence on Third Party Relationships
Dependence on Third Party Relationships is the risk that third parties (e.g. key service providers, entities to which the Company has outsourced certain functions etc.) do not provide the contracted service at the cost and quality levels expected.
Sun Life Financial contracts for services with a wide range of third party service providers and has outsourced certain business and information technology functions to third parties in various jurisdictions, including Canada and the United Kingdom. An interruption in the Company’s continuing relationship with certain third parties, the impairment of their reputation or creditworthiness, or their failure to provide contracted services could materially and adversely affect Sun Life Financial’s ability to market or service its products. There can be no assurance that the Company would be able to find alternate sources for these outsourcing arrangements in a timely manner.
Attracting and Retaining Talent
Attracting, retaining and maintaining the engagement of qualified employees, including executives, sales representatives and employees with business critical skills, is expected to be challenging in the current environment. If Sun Life Financial is unable to attract, retain and engage qualified employees, sales representatives and executives, its ability to achieve business objectives, including operational, financial and growth goals, could be adversely affected.
Challenging global market conditions and/or actions taken by the Company to reduce expenses may impact employee compensation and engagement, and could decrease Sun Life Financial’s ability to attract and retain talent.
Closed Block
Upon demutualization Sun Life Financial established “closed blocks” of assets and liabilities to protect the reasonable expectations of participating policyholders. Closed block risk could result in a loss to the shareholders if overall experience is sufficiently adverse so that the allocated assets can no longer meet the reasonable expectations of policyholders in these blocks.

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ANNUAL INFORMATION FORM 2008
The assets in the closed blocks were established on a best estimates basis at the time of demutualization. The returns on these assets along with other experience, such as mortality, morbidity and lapse, are reflected in the dividend scales established by the Board of Directors for these policies. Should experience be sufficiently adverse that the funds can no longer meet the reasonable expectations of policyholders in these blocks the Company may have to make additional contributions to these closed blocks resulting in losses to shareholders.
Environmental Risk
Environmental risk is the potential for financial or reputation loss arising from an adverse environmental event (e.g. toxic spills) and may arise from Sun Life Financial’s direct ownership of property, or from loans, bonds or stocks in which the Company has invested.
The Company’s reputation and, hence, ability to successfully build its business and brand, may be adversely affected if Sun Life Financial, a tenant or a mortgagor contravenes, or is perceived to have contravened, environmental laws, regulations or accepted practice.
Interaction of Risks
The risks outlined above may occur independently or in various combinations. Certain loss events may give rise to multiple risks occurring simultaneously or in relatively rapid chained progression. For example, a major global pandemic would have a material adverse impact on mortality and claims experience. Such an event may also trigger adverse global capital markets developments, including a downturn in equity market levels and interest rates, increased volatility and credit deterioration. Operational risks could also arise due to rising employee absenteeism and potential disruptions in third party service arrangements.
While a number of risk descriptions outlined above have referenced certain risk inter-dependencies and relationships between risk categories or factors, these do not represent a complete inventory. It should be noted that these inter-relationships can continue to develop and change over time, and the combined adverse impact on the Company’s profitability and financial position could be significantly greater than the sum of the individual parts.

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ANNUAL INFORMATION FORM 2008
Legal and Regulatory Proceedings
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state securities and insurance regulators in Canada, the United States and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorneys general in the United States, from time to time, make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
Since January 1, 2008, (a) no penalties or sanctions have been imposed against Sun Life Financial (i) by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or (ii) by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision and (b) Sun Life Financial has not entered into any settlement agreements with a court relating to Canadian securities legislation or with a Canadian securities regulatory authority.
Additional Information
Additional information including Directors’ and officers’ remuneration and indebtedness, principal holders of SLF Inc.’s securities, securities authorized for issuance under equity compensation plans and interests of informed persons in material transactions, if applicable, is contained in SLF Inc.’s information circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in SLF Inc.’s MD&A and Consolidated Financial Statements for its most recently completed financial year.
When SLF Inc. is in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, SLF Inc. will provide to any person one copy of each of the following documents (Disclosure Documents) upon request:
(i)	this AIF and any document or the pertinent pages of any document incorporated by reference herein,

(ii)	SLF Inc.’s comparative consolidated financial statements for its most recently completed financial year with the accompanying auditor’s report,

(iii)	SLF Inc.’s interim consolidated financial statements subsequent to the financial statements for its most recently completed financial year,

(iv)	SLF Inc.’s most recent proxy circular, and

(v)	any other documents incorporated by reference into a preliminary short form prospectus or a short form prospectus.
When SLF Inc. has not filed a preliminary short form prospectus or is not in the course of a distribution, it shall provide copies of any of the foregoing Disclosure Documents subject to its right to require persons who are not security holders to pay a reasonable charge.
Requests for such copies may be sent to the Corporate Secretary of SLF Inc. at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9. The Disclosure Documents and other additional information related to SLF Inc. are accessible at www.sunlife.com.

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ANNUAL INFORMATION FORM 2008
APPENDIX A — Charter of the Audit Committee
Purpose
The Audit Committee is a standing committee of the Board of Directors whose primary functions are to assist the Board of Directors with its oversight role with respect to:
1.	The integrity of financial statements and information provided to shareholders and others.
2.	The Corporation’s compliance with financial regulatory requirements.
3.	The adequacy and effectiveness of the internal control environment implemented and maintained by management.
4.	The qualifications, independence and performance of the External Auditor who is accountable to the Audit Committee, the Board of Directors and the shareholders.
Membership
The Audit Committee is comprised of not less than three Directors, including a Committee Chair, appointed by the Board of Directors on an annual basis following each annual meeting.
Each member of the Committee shall be independent as defined in the Director Independence Policy and financially literate. In the Board of Director’s judgment, a member of the Audit Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Corporation or the auditors of the Corporation that the member requires, the member is able to read and understand the consolidated financial statements of the Corporation to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
Any member of the Committee may be removed or replaced at any time by the Board of Directors and the Board of Directors shall fill vacancies on the Committee.
Structure and Operations
A meeting of the Committee may be called at any time by the Non-Executive Chairman of the Board, by the Committee Chair or by two members of the Committee. The Committee meets as frequently as necessary, but not less than four times a year. A quorum at any meeting of the Committee shall be three members and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met.
The External Auditor reports to the Committee. The External Auditor receives notice of, and may attend all Committee meetings. The Committee holds a private session at each regularly scheduled meeting, with the External Auditor without management present and with the Chief Auditor without management or the External Auditor present. The Committee holds a private session with the Chief Actuary periodically. The Committee holds a private session at each regularly scheduled meeting of the Committee members only. The Committee, in consultation with the Non-Executive Chairman of the Board, may engage any special advisors it deems necessary to provide independent advice, at the expense of the Corporation.
On an annual basis, the Committee will review this Charter and the Forward Agenda for the Committee and, where necessary, recommend changes to the Board of Directors for approval. This Charter will be posted on the Corporation’s website and the Committee will prepare a report for inclusion in the annual meeting proxy material. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee.

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ANNUAL INFORMATION FORM 2008
Duties and Responsibilities of the Audit Committee
Financial Reporting
1.	Reviews with management and the External Auditors and makes recommendations to the Board of Directors on the approval of:
a)	the interim unaudited consolidated financial statements including the notes thereto, Management’s Discussion and Analysis and related news release;
b)	the annual audited consolidated financial statements including the notes thereto, Management’s Discussion and Analysis and related news release and;
c)	the Annual Information Form with the External Auditors of those matters required to be discussed under generally accepted auditing standards applicable to the Corporation.
2.	In conducting its review of the quarterly and annual financial statements:
(a)	discusses with the External Auditors any significant changes that were required in the external audit plan, any significant issues raised with management during the course of the audit or review, including any restrictions on the scope of activities or access to information, and those matters that are required to be discussed under generally accepted auditing standards;
(b)	receives a report from management of their review of financial statements, Management’s Discussion and Analysis and related news releases, and discusses with the Chief Executive Officer and the Chief Financial Officer the certifications relating to financial disclosure and controls that those officers are required by law to file with securities regulatory authorities;
(c)	assures itself that the External Auditor is satisfied that the accounting estimates and judgments made by management, and management’s selection of accounting principles, reflect an appropriate application of generally accepted accounting principles;
(d)	discusses with the Chief Actuary the parts of the annual audited consolidated financial statements prepared by that officer; and
(e)	reviews with management and the External Auditor the Corporation’s principal accounting practices and policies.
External Audit
3.	Reviews the independence of the External Auditor, including the requirements relating to such independence of the laws governing the Corporation and the applicable rules of stock exchanges on which the Corporation’s securities are listed. At least annually, the Committee receives from and reviews with the External Auditor their written statement delineating relationships with the Corporation and, if necessary, recommends that the Board take appropriate action to satisfy itself of the External Auditors’ independence and accountability to the Committee and the Board.
4.	Appraises the performance of the External Auditor and recommends to the Board the appointment or, if so determined by the Committee, the replacement of the External Auditor, subject to the approval of the shareholders.
5.	Reviews and approves the Policy Restricting the Use of External Auditors which outlines the services for which the External Auditor can be engaged and the policy regarding the employment of former employees of the External Auditor.
6.	Determines, reviews and approves the services to be performed by the External Auditor and the fees to be paid to the External Auditors for audit, audit-related and other services permitted by law and in accordance with the Policy Restricting the Use of the External Auditor.
7.	Reviews with the External Auditor and management the overall scope of the annual audit plan, quality control procedures and the resources that the External Auditor will devote to the audit.
8.	Reviews with the External Auditor any regulatory investigations that pertain to the External Auditor.

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ANNUAL INFORMATION FORM 2008
Internal Control and Audit
9.	Requires management to implement and maintain appropriate internal control procedures, and reviews, evaluates and approves the procedures.
10.	Reviews management’s reports on the effectiveness of Sun Life Financial’s disclosure controls and procedures and its internal control over financial reporting.
11.	Reviews with management and the Chief Auditor:
(a)	the overall scope of the annual internal audit plan, including its coordination with the External Auditors’ audit plan, and the adequacy of the resources available to the Chief Auditor; and
(b)	the effectiveness of the internal control procedures, including a report thereon received from the Chief Auditor that includes disclosure of any significant changes that were required in the internal audit plan and any significant issues raised with management during the course of the internal audit, including any restrictions on the scope of activities or access to information.
12.	Receives quarterly reports on fraud investigations.
13.	Approves procedures established to handle complaints, and anonymous employee submissions, with respect to matters and concerns regarding accounting, internal control and auditing.
Governance
14.	Reviews investments and transactions that could adversely affect the well-being of the Corporation as the External Auditors or management may bring to the attention of the Committee, and meets with the External Auditor to discuss any such investments and transactions.
15.	Reviews, and discusses with the External Auditor and the Chief Actuary such reports and regulatory returns of the Corporation as may be specified by law.
16.	Reviews matters within its mandate that are addressed in the regular examination and similar reports received from regulatory agencies.
17.	Discusses the qualifications for and determines whether a member of the Committee is a financial expert and in conjunction with the Governance and Conduct Review Committee ensures the ongoing financial literacy of Committee members.
Other
18.	Performs such other duties and exercises such other powers as may, from time to time, be assigned to or vested in the Committee by the Board, and such other functions as may be required of an audit committee by law, regulations or applicable stock exchange rules.

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ANNUAL INFORMATION FORM 2008
APPENDIX B — Policy Restricting the Use of External Auditors
Introduction and Purpose
This policy governs all proposals by the Corporation or any of its subsidiaries to engage, as a service provider, the Corporation’s external auditor or any of its affiliates, related businesses or associated persons as defined in the Sarbanes-Oxley Act of 2002
(S-O Act) (collectively referred to as the External Auditor).
Scope and Application
This Policy applies to SLF Canada, SLF U.S., SLF Asia, MFS, SLF U.K., Enterprise Services and the Corporate Office, including each of the operating subsidiaries, Business Units or other divisions within those Business Groups or Units. This Policy does not currently apply to the Corporation’s joint ventures.
Policy
The External Auditor will normally be engaged to provide audit and audit-related services, including advisory services related to the External Auditor’s audit and audit-related work such as advice pertaining to internal audit, tax, actuarial valuation, risk management, and regulatory and compliance matters, subject to the prohibitions contained in the S-O Act and in any other applicable laws, regulations or rules. Prohibitions are set out in Appendix A.
Each engagement of the External Auditor to provide services will require the approval in advance of the Audit Committees of Sun Life Financial Inc. and/or Sun Life Assurance Company of Canada, as applicable, and the audit committee of any affected subsidiary that is itself directly subject to the S-O Act. The Audit Committee may establish procedures regarding the approval process, which will be co-ordinated by the Corporation’s Senior Vice-President and Controller.
The Corporation and its subsidiaries will not employ or appoint as chief executive officer, president, chief financial officer, chief operating officer, general counsel, chief accounting officer, controller, director of internal audit, director of financial reporting, treasurer, appointed actuary or any equivalent position within the Corporation or subsidiary, any person who was, at any time during the previous two years, employed by the External Auditor and who provided any services to the Corporation or any subsidiary.
Personnel of the Corporation and its subsidiaries employed in the key financial reporting oversight roles described in Appendix B shall not use the External Auditor to prepare either their personal tax returns or those of their dependents.
The Corporation’s Senior Vice-President and Controller is responsible for the application and interpretation of this policy, and should be consulted in any case where there is uncertainty regarding whether a proposed service is, or is not, an audit or audit-related service. He/she will revise the Appendices as required, from time to time, to reflect changes in applicable laws, regulations, rules or management roles.

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ANNUAL INFORMATION FORM 2008
Appendix A — Prohibition on Services
The External Auditor is prohibited from providing the following services:
a)	bookkeeping or other services related to the accounting records or financial statements;
b)	financial information systems design and implementation;
c)	appraisal or valuation services, fairness opinions, or contribution in-kind reports;
d)	actuarial services;
e)	internal audit outsourcing services;
f)	management functions or human resources;
g)	broker or dealer, investment adviser, or investment banking services;
h)	legal services and expert services unrelated to the audit;
i)	any service for which no fee is payable unless a specific result is obtained (contingent fees or commissions);
j)	any non-audit tax services that recommend the Corporation engage in confidential transactions or aggressive tax position transactions, as defined by the U.S. Public Company Accountability Oversight Board; and
k)	any other service that governing regulators or professional bodies determine to be impermissible.
Appendix B — Key Financial Reporting Oversight Roles
The incumbents in the following financial reporting oversight roles are not permitted to use the Corporation’s external auditors to prepare either their personal tax returns or those of their dependents:
▪	Chief Executive Officer
▪	Chief Operating Officer
▪	President
▪	Executive Vice-President and Chief Financial Officer
▪	Executive Vice-President and General Counsel
▪	Senior Vice-President and Chief Actuary
▪	Senior Vice-President and Chief Auditor
▪	Senior Vice-President and Controller
▪	Senior Vice-President Financial Planning and Analysis
▪	Senior Vice-President, Tax
▪	Vice-President and Chief Accountant
▪	Vice-President, Treasurer
The comparable positions in subsidiaries are similarly prohibited from using the Corporation’s external auditors for either their own or their dependents’ personal tax returns.

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